Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

AMAG PHARMACEUTICALS, INC.

at

$13.75 PER SHARE, NET IN CASH

by

COVIS MERGERCO INC.

a wholly owned subsidiary of

COVIS GROUP S.À R.L.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON NOVEMBER 12, 2020 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON

NOVEMBER 12, 2020), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Covis Mergerco Inc., a Delaware corporation (the “Offeror”), and an indirect wholly owned subsidiary of Covis Group S.à r.l., a Luxembourg private limited liability company (“Parent”), is offering to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG” or the “Company”), at a purchase price of $13.75 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Parent and the Offeror are controlled by certain equity funds managed by Apollo Management IX, L.P. (“Management IX”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated October 1, 2020, by and among AMAG, Parent, the Offeror, and (solely with respect to certain sections thereof) Covis Finco S.à r.l., the direct parent company of Parent (the “Debt Financing Borrower”) (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into AMAG, with AMAG (the “Surviving Corporation”) surviving as a wholly owned indirect subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Share of Common Stock (other than Shares owned by AMAG as treasury stock, Shares owned by Parent or the Offeror, or Shares irrevocably accepted for payment in the Offer, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)), will be canceled and converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price (without interest and less any applicable withholding taxes). As a result of the Merger, the Shares will cease to be publicly traded, and AMAG will become a wholly owned indirect subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the Financing (as defined in Section 12—“Sources and Amount of Funds” of the Offer to Purchase), are collectively referred to in this Offer to Purchase as the “Transactions.”

The Board of Directors of AMAG (the “AMAG Board”) has unanimously (a) approved, adopted and declared advisable the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, (b) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of AMAG and its stockholders, (c) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of AMAG accept the Offer and tender their Shares to the Offeror pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the “Minimum Condition” and other conditions described in Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 9 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this Offer to Purchase and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (844) 343-2621

Email: info@okapipartners.com

October 15, 2020

Important

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

If you desire to tender your Shares to the Offeror pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary and Paying Agent (as defined below) by the expiration of the Offer, you may tender your Shares to the Offeror pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * *

Questions and requests for assistance may be directed to Okapi Partners LLC, the “Information Agent” for the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

* * *

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Offer or passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

* * *

No person has been authorized to give any information or to make any representation on behalf of Parent or the Offeror not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, the Offeror, the Depositary and Paying Agent, or the Information Agent for the purpose of the Offer.

i

ii

Summary Term Sheet

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase or the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning AMAG (as defined below) contained herein and elsewhere in this Offer to Purchase has been provided to Parent (as defined below) and the Offeror (as defined below) by AMAG or has been taken from, or is based upon, publicly available documents or records of AMAG on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Parent and the Offeror have not independently verified the accuracy and completeness of such information. Parent and the Offeror have no knowledge that would indicate that any statements contained herein relating to AMAG provided to Parent and the Offeror or taken from, or based upon, such documents and records filed with the SEC are untrue or incomplete in any material respect.

The following are some questions you, as a stockholder of AMAG, may have and answers to those questions. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to understand fully the Offer, the Merger Agreement (as defined below) and the other Transactions (as defined below) because the information in this summary term sheet is not complete. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to the Offeror.

Securities Sought	All issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG” or the “Company”).

Price Offered Per Share	$13.75 per Share, net to the holders thereof in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes.

Scheduled Expiration Date	12:00 Midnight, New York City time, on November 12, 2020 (one minute after 11:59 P.M., New York City time, on November 12, 2020), unless the offer is extended or earlier terminated.

Offeror	Covis Mergerco Inc., a Delaware corporation (the “Offeror”) and an indirect wholly owned subsidiary of Covis Group S.à r.l., a Luxembourg private limited liability company (“Parent”). Parent is controlled by certain equity funds managed by Apollo Management IX, L.P. (“Management IX”).

AMAG’s Board of Directors Recommendation	The board of directors of AMAG (the “AMAG Board”) has unanimously recommended that the stockholders of the Company tender their Shares in the Offer.

Who is offering to buy my securities?

The Offeror is offering to purchase for cash all of the outstanding Shares. The Offeror is a Delaware corporation that was formed for the sole purpose of making the Offer and effecting the transaction in which the Offeror will be merged with and into AMAG, with AMAG surviving as an indirect wholly owned subsidiary of Parent (the “Merger”) pursuant to an Agreement and Plan of Merger, dated October 1, 2020, by and among AMAG, Parent, the Offeror, and (solely with respect to certain sections thereof) the Debt Financing Borrower (as it may be amended from time to time, the “Merger Agreement”). The Offeror is an indirect wholly owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning the Offeror, Parent and Management IX.” The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding the Financing (as defined in Section 12—“Sources and Amount of Funds” of this Offer to Purchase), are collectively referred to as the “Transactions.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding Shares. See “Introduction” and Section 1—“Terms of the Offer.”

How much are you offering to pay for my securities, and what is the form of payment?

We are offering to pay $13.75 per Share, net to you in cash, without interest thereon, less any applicable withholding taxes.

Will I have to pay any fees or commissions?

If you are the record holder of your Shares (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book-entry” form in your name with AMAG’s transfer agent) and you directly tender your Shares to American Stock Transfer & Trust Company, LLC (the “Depositary and Paying Agent”) in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer (the “Offer Closing”) is not subject to any financing condition. The total amount of funds required by the Offeror and Parent to consummate the Offer and to provide funding for the Merger is approximately $498 million, plus related fees and expenses. The Offeror and Parent expect to fund such cash requirements from the proceeds from (1) debt facilities contemplated by a debt commitment letter, dated as of October 1, 2020, that the Debt Financing Borrower has entered into in connection with the execution of the Merger Agreement (the “Debt Commitment Letter”), which provides for (i) up to $460 million of incremental senior secured term loans, of which $140 million will be available to consummate the Offer and the Merger (such incremental senior secured term loans, the “Initial Incremental Term Loans” or the “Debt Financing”) and $320 million will be available after the Closing Date in the form of delayed draw term loans to fund the repurchase, retirement or redemption of the Convertible Notes (the “Delayed Draw Incremental Term Loans”), and (ii) a $25 million incremental senior secured revolving loan facility, the proceeds of which are not expected to be used to consummate the Offer or the Merger, but which may be used by the Surviving Corporation, together with the Debt Financing Borrower’s existing $30 million revolving loan facility, for general corporate purposes after completion of the Transactions, and (2) an equity investment contemplated pursuant to an equity commitment letter, dated October 1, 2020, that Parent has entered into with limited partnerships that comprise Apollo Investment Fund IX, a private equity investment fund managed by Management IX, in connection with the execution of the Merger Agreement (the “Equity Commitment Letter”), which provides for up to $250 million in aggregate of equity financing and (3) Parent’s, AMAG’s and their respective subsidiaries’ available cash which, as at September 30, 2020, totaled approximately $170.5 million in the aggregate. Funding of the debt facilities contemplated by the Debt Commitment Letter and the equity financing contemplated by the Equity Commitment Letter are subject to the satisfaction of various customary conditions. On the Closing Date, after giving effect to the Transactions, the Debt Financing Borrower’s credit agreement will provide for (i) $584.5 million of outstanding term loans (including the Initial Incremental Term Loans), (ii) commitments for $320 million of Delayed Draw Incremental Term Loans and (iii) a $55 million revolving loan facility. See Section 12—“Sources and Amount of Funds” of this Offer to Purchase.

Is your financial condition material to my decision to tender in the Offer?

We do not believe our financial condition is material to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all of the issued and outstanding Shares solely for cash,

(b) the Offer is not subject to any financing condition, (c) the Offer is being made for all outstanding Shares of AMAG, (d) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares (other than Shares owned by AMAG as treasury stock, Shares owned by Parent or the Offeror, and Shares irrevocably accepted for payment in the Offer, in each case immediately before the Effective Time (collectively, the “Excluded Shares”), and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) for cash at the same price per share as the Offer Price in the Merger and (e) we have the financial resources, including committed debt and equity financing and available cash, sufficient to finance the Offer and the Merger. See Section 12—“Sources and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

the number of Shares validly tendered and not validly withdrawn prior to the Expiration Date, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), representing at least one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of Shares then issuable to holders of Company Options (as defined below) from which AMAG has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of Company Options), it being understood that Company Options, RSUs (as defined below) and PRSUs (as defined below) (collectively, the “Company Compensatory Awards”) cancelled in accordance with the terms of the Merger Agreement shall not be included in such calculation, plus (z) the aggregate number of Shares issuable to holders of Convertible Notes (as defined below) from which AMAG has received valid notices of conversion to Shares in accordance with the Convertible Notes prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Convertible Notes) (the “Minimum Condition”);

•

the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in respect of the Transactions;

•

the absence of any law or order (including any injunction or other judgment), whether temporary, preliminary or permanent, in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Transactions;

•

the accuracy of AMAG’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Company Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents”) (the “Representations Condition”);

•	AMAG’s performance or compliance with its obligations, agreements and covenants as required under the Merger Agreement in all material respects (the “Covenants Condition”);

•

the absence, since the date of the Merger Agreement, of any effect, change, event or occurrence that, individually, or in the aggregate, has had (or would reasonably be expected to have) a Company Material Adverse Effect (the “MAE Condition”); and

•	the Merger Agreement not having been terminated in accordance with its terms.

See Section 13—“Conditions of the Offer.”

Is there an agreement governing the Offer?

Yes. AMAG, Parent, the Offeror, and (solely with respect to certain sections of the Merger Agreement) the Debt Financing Borrower have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents.”

What does the AMAG Board think about the Offer?

The Board of Directors of AMAG (the “AMAG Board”) has unanimously (a) approved, adopted and declared advisable the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, (b) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of AMAG and its stockholders, (c) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of AMAG accept the Offer and tender their Shares to the Offeror pursuant to the Offer (such recommendation, the “AMAG Board Recommendation”).

See “Introduction” and Section 10—“Background of the Offer; Contacts with AMAG”, Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents” and AMAG’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to AMAG’s stockholders concurrently with this Offer to Purchase.

Has the AMAG Board received a fairness opinion in connection with the Offer and the Merger?

Yes. Goldman Sachs & Co. LLC (“Goldman Sachs”), the financial advisor to AMAG, has rendered to the AMAG Board, on October 1, 2020, which was subsequently confirmed by delivery of its written opinion, dated October 1, 2020, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $13.75 in cash per Share of AMAG Common Stock to be paid to the holders of Shares of AMAG Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Goldman Sachs’s written opinion, which describes the various assumptions made, procedures followed, matters considered and limitations upon the review undertaken by Goldman Sachs in connection with its opinion, will be included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

How long do I have to decide whether to tender in the Offer?

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Expiration Date. The term “Expiration Date” means 12:00 midnight, New York City time, on November 12, 2020 (one minute after 11:59 P.M., New York City time, on November 12, 2020), unless the Offeror has extended the initial offering period of the Offer, in which event the term “Expiration Date” means the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire.

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer and you cannot deliver everything that is required in order to make a valid tender by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”) may guarantee that the missing items will be received by the Depositary and Paying Agent within three NASDAQ Global Select Market (“NASDAQ”) trading days. For the tender to be valid, however, the Depositary and Paying Agent must receive the missing items within such three-trading-day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Tendering Shares.”

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact their nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights in some circumstances to terminate the Merger Agreement in accordance with its terms and the Offeror’s right to waive any Offer Condition (other than the Minimum Condition):

•

if on any date as of which the Offer is scheduled to expire (the “Expiration Date”), any condition to the Offer has not been satisfied or waived, we will extend the Offer on one or more occasions in consecutive increments of up to ten business days each (or such longer duration as Parent and AMAG may agree) in order to permit satisfaction of such condition;

•

we will extend the Offer for the minimum period required by applicable law, including any rule, regulation, interpretation or position of the SEC or the staff thereof or the NASDAQ Global Select Market (“NASDAQ”) or its staff; and

•

if on any then scheduled Expiration Date (i) all of the Offer Conditions have been satisfied (other than those Offer Conditions that by their nature are to be satisfied at the first time at which the Offeror irrevocably accepts for payment any Shares tendered pursuant to the Offer (the “Acceptance Time”), but which conditions would be capable of being satisfied as of such scheduled Expiration Date) and (ii) the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and the Closing, other than as a result of a breach or failure to perform by any of Parent, the Offeror or Debt Financing Borrower of certain of their representations, warranties or covenants set forth in the Merger Agreement, then (1) the Offeror shall extend the Offer for two successive periods of up to five business days per extension (each such period to end at midnight (New York City time) on the last business day of such period) and (2) thereafter the Offeror shall have the right in its sole discretion to extend the Offer for additional successive periods of up to five business days per extension (each such period to end at midnight (New York City time) on the last business day of such period), the length of each such period to be determined by Parent in its sole discretion (any such extension, a “Debt Financing Extension”); provided that, if we so extend the Offer pursuant to the foregoing, the Representations Condition (solely with respect to representations and warranties qualified by reference to Company Material Adverse Effect) and the MAE Condition will be deemed to have been irrevocably satisfied or waived from and at all times after any such initial extension.

We are not, however, required to extend the Offer beyond 11:59 P.M., New York City time, on the End Date. The “End Date” is January 28, 2021.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent for the Offer of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the business day after the day on which the Offer was scheduled to expire.

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. On October 1, 2020, certain of AMAG’s stockholders, including its current directors and executive officers and Caligan Partners LP, one of the significant stockholders in AMAG, who collectively beneficially own 3,704,184 Shares (excluding Shares issuable upon exercise of Company Options and Shares issuable with respect to Company Restricted Stock Awards (as defined below)), have entered into a support agreement (the “Support Agreement”) with Parent and the Offeror, pursuant to which they agreed, among other things, to irrevocably tender their Shares (together with any Shares which such stockholders may acquire at any time in the future during the term of the Support Agreement) into the Offer. The Shares subject to the Support Agreement comprise approximately 10% of the outstanding Shares of Common Stock. The Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.1 to AMAG’s Form 8-K, filed on October 1, 2020 and incorporated herein by reference.

How do I tender my Shares?

If you wish to accept the Offer and:

•

you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal;

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with AMAG’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires; or

•

you are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary and Paying Agent before the Offer expires, you may be able to obtain three additional NASDAQ trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery.

See the Letter of Transmittal and Section 3—“Procedures for Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Expiration Date, and, if not previously accepted for payment, at any time after December 14, 2020, the date that is sixty days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares in a timely manner. To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Expiration Date to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, without interest and less any applicable withholding taxes.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of AMAG will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 7—“Certain Effects of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as promptly as practicable following the consummation of the Offer without a subsequent offering period.

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders properly perfect their right to seek appraisal under the DGCL. See Section 16—“Appraisal Rights.”

If the Offer is completed, will AMAG continue as a public company?

No. Following the purchase of Shares tendered, we expect to consummate the Merger promptly in accordance with Section 251(h) of the DGCL, and no stockholder vote by the stockholders of AMAG will be required in connection with the consummation of the Merger. If the Merger occurs, AMAG will no longer be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive, as a result of the Merger, the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

What are your plans for AMAG after the Merger?

Parent’s primary purpose, in entering into the Transactions, is to add AMAG’s category leading treatments to its existing portfolio of therapeutic products. The Transactions also expand Parent’s portfolio into new therapeutic areas, providing additional diversity of product mix. Furthermore, Parent plans to look at life cycle management opportunities for the AMAG products, advance AMAG’s development and commercial stage assets with continued investment in clinical studies and/or licensing opportunities. Parent will also be looking to maximize synergies across the two companies, given Parent’s established global platform.

See Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents.”

What is the market value of my Shares as of a recent date?

The Offer Price of $13.75 per Share represents a premium of approximately 46% over the closing price of $9.40 per Share reported on NASDAQ on September 30, 2020, the last full trading day prior to the public announcement of the signing of the Merger Agreement. On October 14, 2020, the last full trading day before the Offeror commenced the Offer, the closing price of the Shares reported on the NASDAQ was $13.45 per Share.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer, as set forth in Section 13—“Conditions of the Offer,” are satisfied or, to the extent permitted, waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount in cash equal to the number of Shares you tendered multiplied by $13.75, without interest (and less any applicable withholding taxes), promptly following the Expiration Date. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What are the U.S. federal income tax consequences of participating in the Offer?

A U.S. Holder (as defined in Section 5—“Certain U.S. Federal Income Tax Consequences”) that disposes of Shares pursuant to the Offer generally will recognize capital gain or loss equal to the difference between the cash that the U.S. Holder is entitled to receive pursuant to the Offer and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer.

We do not believe that AMAG is a USRPHC (as defined in Section 5—“Certain U.S. Federal Income Tax Consequences”). Assuming this to be the case, a Non-U.S. Holder (as defined in Section 5—“Certain U.S. Federal Income Tax Consequences”), generally will not be subject to United States federal income tax on gains recognized on the disposition of Shares pursuant to the Offer; provided that (a) the gain is not effectively connected with the conduct of a trade or business by a Non-U.S. Holder in the United States and (b) in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for one hundred eighty-three days or more during the taxable year of the disposition.

If, contrary to our belief, AMAG is or, during certain periods, has been, a USRPHC, a Non-U.S. Holder may be subject to United States federal income tax on any gain recognized upon the disposition of Shares pursuant to the Offer, even if the conditions described above are met. Whether or not a Non-U.S. Holder of a USRPHC will be subject to United States federal income tax depends on the number of Shares such Non-U.S. Holder holds and whether such Shares are considered to be “regularly traded” on an established securities market within the meaning of applicable Treasury Regulations issued by the IRS. See Section 5—“Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

AMAG’s stockholders are urged to read carefully Section 5—“Certain U.S. Federal Income Tax Consequences” and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances of exchanging their Shares pursuant to the Offer or exchanging Shares pursuant to the Merger, including the consequences under any applicable state, local, non-U.S. or other tax laws. See Section 5—“Certain U.S. Federal Income Tax Consequences.”

What will happen to my stock options in the Offer and the Merger?

Options to purchase Shares (each, a “Company Option”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company Option for which the exercise price per Share is less than the Merger Consideration, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled and automatically converted into the right to receive for each Share underlying such Company Option, without interest and subject to deduction for any required tax withholding, an amount in cash from Parent or the Surviving Corporation equal to the excess of the Merger Consideration over the per Share exercise price of such Company Option.

What will happen to my outstanding time-based restricted stock units and performance-based restricted stock units in the Offer and the Merger?

Time-vesting Company restricted stock units (each, an “RSU”) and performance-vesting restricted stock units (each, a “PRSU”) are not sought in the Offer. Instead, immediately prior to the Effective Time, each RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and automatically converted into the right to receive for each Share underlying such RSU, without interest and subject to deduction for any required tax withholding, an amount in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

In addition, immediately prior to the Effective Time, each PRSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and automatically converted into the right to receive for each Share underlying such PRSU that would vest at the higher of (i) 100% target performance level, multiplied by a fraction, the numerator of which shall be the number of calendar days from the first day of the PRSU’s performance measurement period to the Expiration Date and the denominator of which shall be the number of days in the PRSU’s performance measurement period, or (ii) the actual level of achievement of performance goals, calculated from the first day of the PRSU’s performance measurement period through the end of the calendar month immediately preceding the Expiration Date, without interest and subject to deduction for any required tax withholding, an amount in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

What will happen to my Convertible Notes in the Merger?

The 3.25% senior unsecured convertible notes due 2022 (the “Convertible Notes”) issued by AMAG are not sought in the Offer. The Convertible Notes are not currently convertible, and are not expected to become convertible during the pendency of the Offer. However, pursuant to the Merger Agreement, following the Effective Time, Parent has agreed to cause the Surviving Corporation to take all actions required by the indenture dated as of May 10, 2017 by and between AMAG and Wilmington Trust, National Association, as supplemented by the first supplemental indenture dated as of May 10, 2017, governing the Convertible Notes (as supplemented, the “Indenture”) with respect to any Convertible Notes then outstanding.

If the Offeror accepts Shares for payment pursuant to the Offer and the Merger is consummated, then, in accordance with the terms of the Indenture, the Offeror will cause the Surviving Corporation to provide written notice (a “Fundamental Change Company Notice”) to all holders of the Convertible Notes notifying such holders of their right to require the Surviving Corporation to repurchase for cash such holder’s Convertible Notes (the “Repurchase Right”) at a repurchase price equal to 100% of principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the date specified by the Surviving Corporation in the Fundamental Change Company Notice.

If the Offeror accepts Shares for payment pursuant to the Offer and the Merger is consummated, the Surviving Corporation will, in accordance with the terms of the Indenture, also enter into a supplemental indenture providing that the right to convert each $1,000 principal amount of Convertible Notes shall be changed into a right to convert such principal amount of Convertible Notes into the amount of cash that a holder of Shares equal to the conversion rate immediately prior to the Merger would have been entitled to receive in the Merger, or $502.513 (with no further right to convert into shares of AMAG or any other entity). If the Offeror accepts Shares for payment pursuant to the Offer, holders will have a right, which right must be exercised during the period from the date of the Merger until the close of business on the business day immediately preceding the Fundamental Change Repurchase Date, to convert such holder’s Convertible Notes (the “Conversion Right”) into cash as described above. Since the purchase price per Share is less than $19.90, the conversion rate shall not be increased in connection with the Transactions.

If the Offeror accepts Shares for payment pursuant to the Offer and the Merger is consummated, holders of the Convertible Notes will have the right to either (i) exercise their Repurchase Right, (ii) exercise their Conversion Right or (iii) decline to exercise either of those rights, in which case their Convertible Notes will remain outstanding subject to their then existing terms.

Since the amount of cash that would be received upon conversion of the Convertible Notes is materially less than the cash that may be received pursuant to the Repurchase Right, it is not expected that any holders of Convertible Notes will elect to exercise their Conversion Right.

Whom can I contact if I have questions about the Offer?

For further information, you can call Okapi Partners LLC, the Information Agent for the Offer. Banks and Brokerage Firms, please call: (212) 297-0720. Stockholders and all others call toll-free: (844) 343-2621.

To: Holders of Shares of Common

Stock of AMAG:

Introduction

Covis Mergerco Inc., a Delaware corporation (the “Offeror”) and a wholly owned indirect subsidiary of Covis Group S.à r.l., a Luxembourg private limited liability company (“Parent”), which is controlled by certain equity funds managed by Apollo Management IX, L.P. (“Management IX”), hereby offers to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”), at a purchase price of $13.75 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with any permitted amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 1, 2020 by and among AMAG, Parent, the Offeror, and, solely with respect to certain sections thereof, Covis Finco S.à r.l. (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into AMAG, with AMAG surviving as an indirect wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, the Shares will cease to be publicly traded, and AMAG will become a wholly owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the Financing (as defined in Section 12—“Sources and Amount of Funds” below), are collectively referred to in this Offer to Purchase as the “Transactions.”

If your Shares are registered in your name and you tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary and Paying Agent”), you will not be obligated to pay brokerage fees or commissions on the purchase of Shares by the Offeror. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among others things, the following: (a) the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)), together with any Shares then owned by Parent and its affiliates, represent at least one Share more than 50% of the sum of (x) the total number of shares of Common Stock outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of shares of Common Stock then issuable to holders of Company Options from which AMAG has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of Company Options), it being understood that Company Compensatory Awards cancelled in accordance with the terms of the Merger Agreement shall not be included in such calculation, plus (z) the aggregate number of shares of Common Stock issuable to holders of Convertible Notes (as described below) from which AMAG has received valid notices of conversion to shares of Common Stock in accordance with the terms of the Convertible Notes prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued to such exercising holders of Convertible Notes) (the “Minimum Condition”); (b) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) in respect of the Transactions; (c) the absence of any law or order (including any injunction or other judgment), whether temporary, preliminary or permanent, in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Transactions; (d) the accuracy of AMAG’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Company Material Adverse Effect qualifiers) (the “Representations Condition”); (e) AMAG’s performance or compliance with its obligations, agreements and covenants as required under the Merger Agreement in all material respects (the “Covenants Condition”); (f) the absence, since the date of the Merger Agreement, of any effect, change, event or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect (the “MAE Condition”); and (g) the Merger Agreement not having been terminated. The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer.”

On October 1, 2020, certain of AMAG’s stockholders, including its current directors and executive officers and Caligan Partners LP, one of the significant stockholders in AMAG, who collectively beneficially own 3,704,184 Shares (excluding Shares issuable upon exercise of Company Options and Shares issuable with respect to Company Restricted Stock Awards (as defined below)), have entered into a support agreement (the “Support Agreement”) with Parent and the Offeror pursuant to which they agreed, among other things, to irrevocably tender their Shares (together with any Shares which such stockholders may acquire at any time in the future during the term of the Support Agreement) into the Offer. The Shares subject to the Support Agreement comprise approximately 10% of the outstanding Shares of Common Stock. The Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on November 12, 2020 (one minute after 11:59 P.M., New York City time, on November 12, 2020) or, if the Offer has been extended pursuant to and in accordance with the Merger Agreement, the date and time to which the Offer has been so extended. See Section 1—“Terms of the Offer,” Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.”

The AMAG Board has unanimously (a) approved, adopted and declared advisable the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, (b) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of AMAG and its stockholders, (c) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of AMAG accept the Offer and tender their Shares to the Offeror pursuant to the Offer (such recommendation, the “AMAG Board Recommendation”).

For factors considered by the AMAG Board in connection with making its recommendation, see Item 4 of AMAG’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”), a copy of which (without certain exhibits) is being furnished to AMAG’s stockholders concurrently herewith under the heading “Reasons for Recommendation of the Board.”

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon filing of the Certificate of Merger or at such later date or time as Parent and AMAG may agree and specify in the Certificate of Merger (the “Effective Time”). At the Effective Time, each issued and outstanding Share (other than Shares owned by AMAG as treasury stock, Shares owned by any direct or indirect wholly owned subsidiary of AMAG or owned by Parent or the Offeror, in each case, immediately before the Effective Time (collectively, the “Excluded Shares”), and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding tax (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Date, together with the Shares then owned by Parent and its affiliates is, one Share more than 50% of the sum of (x) the total number of shares of Common Stock outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of shares of Common Stock then issuable to holders of Company Options from which AMAG has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of Company Options), it being understood that Company Compensatory Awards cancelled in accordance with the terms of the Merger Agreement shall not be included in such calculation, plus (z) the aggregate number of shares of Common Stock issuable to holders of Convertible Notes (as defined below) from which AMAG has received valid notices of conversion to shares of Common Stock in accordance with the terms of the Convertible Notes prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued to such exercising holders of Convertible Notes), the Offeror does not anticipate seeking the approval of AMAG’s remaining public stockholders before effecting the Merger. Section 251(h) also requires that the Merger Agreement provide that such merger shall be effected as soon as practicable following the consummation of the tender offer. Therefore, AMAG, Parent and the Offeror have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer. See Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents.”

No appraisal rights are available in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price or the Merger Consideration (in each case, without interest and less any applicable withholding taxes), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Appraisal Rights.”

Goldman Sachs & Co. LLC (“Goldman Sachs”), the financial advisor to AMAG, has rendered to the AMAG Board, on October 1, 2020, which was subsequently confirmed by delivery of its written opinion, dated October 1, 2020, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $13.75 in cash per Share of AMAG Common Stock to be paid to the holders of Shares of AMAG Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Goldman Sachs’s written opinion, which describes the various assumptions made, procedures followed, matters considered and limitations upon the review undertaken by Goldman Sachs in connection with its opinion, will be included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

The Offeror has engaged American Stock Transfer & Trust Company, LLC to act as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”). The Offeror has engaged Okapi Partners LLC to act as information agent for the Offer (the “Information Agent”). Parent and the Offeror will pay all charges and expenses of the Depositary and Paying Agent, and the Information Agent.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at the Offeror’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the related Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information and such documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

The Tender Offer

1.	Terms of the Offer

Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we have agreed in the Merger Agreement to accept for payment and pay for all Shares validly tendered and not validly withdrawn by the Expiration Date in accordance with the procedures described in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on November 12, 2020 (one minute after 11:59 P.M., New York City time, on November 12, 2020), unless the Offeror, in accordance with the Merger Agreement, has extended the offering period of the Offer, in which event the term “Expiration Date” means the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire. For purposes of the Offer, as provided under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13—“Conditions of the Offer” (the “Offer Conditions”). The Offeror may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the conditions described in Section 13 are not satisfied or waived. See Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents—The Merger Agreement—Termination.”

Pursuant to the Merger Agreement, each of Parent and the Offeror has agreed that it will not, without the prior written consent of AMAG, (a) amend, modify or waive the Minimum Condition; (b) decrease the number of Shares sought to be purchased by the Offeror in the Offer; (c) reduce the Offer Price (except to the extent required under the Merger Agreement); (d) increase the Offer Price, except to the extent permitted under the Merger Agreement in response to a Change in Recommendation, a Change in Circumstances Notice or a Superior Proposal Notice; (e) extend or otherwise change the expiration date of the Offer, except to the extent permitted under the Merger Agreement; (f) change the form of consideration payable in the Offer; (g) impose any condition to the Offer in addition to the Offer Conditions; (h) amend, modify or supplement any of the terms of the Offer in any manner adversely affecting, or that could reasonably be expected to have an adverse effect on, any of the holders of Shares; or (i) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

The Merger Agreement provides, among other things, that with respect to the Offer Price and Merger Consideration, if at any time on or after the date of the Merger Agreement and at or prior to the time the Offeror accepts Shares for payment, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be adjusted to the extent appropriate.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offeror is required to extend the Offer from time to time as follows: (i) if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or the Offeror if permitted hereunder, then the Offeror shall extend the Offer for one or more occasions in consecutive increments of up to ten business days each (or such longer period as may be agreed by AMAG and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or the Offeror to waive any Offer Condition to the extent permitted under the Merger Agreement); provided, however, that the Offeror shall not be required to extend the Offer and the then scheduled Expiration Date to a date later than the End Date; and (ii) the Offeror shall extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or the NASDAQ Global Select Market (“NASDAQ”) or its staff.

If on any then scheduled Expiration Date (i) all of the Offer Conditions have been satisfied (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but which conditions would be capable of being satisfied as of such scheduled Expiration Date) and (ii) the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and the Closing, other than as a result of a breach or failure to perform by any of Parent, the Offeror or Debt Financing Borrower of certain of their representations, warranties or covenants set forth in the Merger Agreement, then (1) the Offeror is required to extend the Offer for two successive periods of up to five business days per extension (each such period to end at midnight (New York City time) on the last business day of such period) and (2) thereafter the Offeror shall have the right in its sole discretion to extend the Offer for additional successive periods of up to five business days per extension (each such period to end at midnight (New York City time) on the last business day of such period), the length of each such period to be determined by Parent in its sole discretion; provided that, if the Offeror so extends the Offer, the Representations Condition (solely with respect to representations and warranties qualified by reference to Company Material Adverse Effect) and the MAE Condition will be deemed to have been irrevocably satisfied or waived from and at all times after any such initial extension.

The Offeror is not, however, required to extend the Offer beyond 11:59 P.M., New York City time, on the End Date. The “End Date” is January 28, 2021. See Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents—The Merger Agreement—Termination.”

Where the Offeror is not required under the Merger Agreement to extend the Offer, there can be no assurance that the Offeror will exercise any right to extend the Offer. During any extension of the initial offering period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Date the Offeror decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of that increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of that tenth business day.

The Offeror expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 13—“Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents—The Merger Agreement—Termination.” Under certain circumstances, Parent and the Offeror may terminate the Merger Agreement and the Offer, but Parent and the

Offeror are prohibited from terminating the Offer prior to any then-scheduled Expiration Date without the prior written consent of AMAG, in its sole discretion, unless the Merger Agreement has been terminated in accordance with its terms.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligations of the Offeror under those rules or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to a national news service and making any appropriate filings with the SEC.

AMAG has agreed to provide, or cause its transfer agent to provide, Parent and the Offeror with mailing labels containing the names and addresses of record holders of Shares, together with copies of all lists of stockholders, security position listings and computer files and all other information in AMAG’s possession or control regarding the beneficial owners of Shares, in each case, as of the latest practicable date, and such information (including periodically updated lists of stockholders, security position listings and computer files) as Parent or the Offeror may reasonably request in connection with the Offer. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on AMAG’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of any such extension or amendment), including satisfaction or waiver of all of the Offer Conditions, the Offeror will, and Parent will cause the Offeror to, at, or as promptly as practicable after, the Expiration Date, irrevocably accept for payment, and, at or as promptly as possible following acceptance for payment (but in any event within two business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, the Offeror reserves the right to delay acceptance for payment of, or payment for, Shares, pending receipt of the regulatory or governmental approvals specified in Section 15—“Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (a) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or, with respect to a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3—“Procedures for Tendering Shares” below)), properly completed and duly executed, with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Offeror and transmitting those payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose, including for purposes of satisfying the Minimum Condition, unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary and Paying Agent.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, the Offeror increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (1) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (2) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (x) DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) the Offeror may enforce that agreement against the participant.

Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith, the owners’ powers are not signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are held through a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary and Paying Agent prior to the Expiration Date, may tender those Shares by satisfying all of the requirements set forth below:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Offeror, is received by the Depositary and Paying Agent (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all those Shares), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary and Paying Agent within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted via facsimile transmission or mailed to the Depositary and Paying Agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by the Offeror. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary and Paying Agent by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose, including for purposes of satisfying the Minimum Condition, unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary and Paying Agent.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign the Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when the Offeror accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Offeror’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

Other Requirements. Notwithstanding any provision of this Offer to Purchase, the Offeror will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (b) a Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary and Paying Agent. Under no circumstances will interest be paid by the Offeror on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Binding Agreement. The acceptance for payment by the Offeror of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

Irrevocable Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of the Offeror as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to the Shares tendered by that stockholder and accepted for payment by the Offeror and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after the date of the Merger Agreement. Such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Offeror accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment, the Offeror’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of AMAG’s stockholders, by written consent in lieu of any such meeting or otherwise. The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Offeror’s payment for those Shares, the Offeror must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Offeror (which may delegate such power, in whole or in part, to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

No alternative, conditional or contingent tenders will be accepted.

4.	Withdrawal Rights

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, if not previously accepted for payment, at any time after December 14, 2020, the date that is sixty days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

For a withdrawal of Shares to be effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If the Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to the Offeror’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of the Offeror, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror (which may delegate such power in whole or in part to the Depositary and Paying Agent), in its sole and absolute discretion, which determination shall be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.

5.	Certain U.S. Federal Income Tax Consequences

The following summary describes certain U.S. federal income tax consequences to holders of Shares with respect to the disposition of Shares pursuant to the Offer or the Merger. It addresses only holders that hold Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax deferred accounts, holders that own or have owned more than 5% of the Shares by vote or value (whether those Shares are or were actually or constructively owned), regulated investment companies, real estate mortgage investment conduits, real estate investment trusts, common trust funds, holders subject to the alternative minimum tax, entities that are “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar, U.S. expatriates, dissenting stockholders, persons that acquired Shares in a compensatory transaction and persons required to conform their tax reporting of income to their financial statements under Section 451(b) of the Code. In addition, this summary does not address persons that hold an interest in a partnership, S corporation or other pass-through entity that holds Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or U.S. federal non-income tax considerations (e.g., the federal estate or gift tax).

The following is based on the provisions of the Code, final, proposed and temporary Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative rulings and other guidance, and court decisions, in each case as in effect on the date of this Offer to Purchase, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (a) a citizen or individual resident of the United States; (b) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (1) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (2) the trust has properly elected under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of Shares, other than a partnership or an entity classified as a partnership for U.S. federal income tax purposes that is not a U.S. Holder.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal tax purposes) may depend on the status or activities of the partner or the partnership. Partnerships that are beneficial owners of Shares, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer or the Merger.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Because individual circumstances may vary, holders of Shares are urged to consult their own tax advisors as to the tax consequences of the Offer and the Merger on a beneficial holder of Shares in their particular circumstances, including the application of any state, local or non-U.S. tax laws and any changes in such laws.

Certain U.S. Federal Income Tax Consequences for U.S. Holders

A U.S. Holder that disposes of Shares pursuant to the Offer or the Merger generally will recognize gain or loss equal to the difference between the cash that the U.S. Holder receives pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or the Merger, respectively. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer or the Merger. Such recognized gain or loss will generally constitute a capital gain or loss, and will be long-term capital gain or loss if the Shares disposed of in the Offer or the Merger are held for more than one year. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital loss is subject to limitations.

U.S. Holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8% tax on their “net investment income.” Net investment income includes, among other items, capital gains recognized on the receipt of cash in exchange for Shares, subject to certain limitations and exceptions. U.S. Holders are urged to consult their own tax advisors regarding the effect, if any, of the net investment income tax on their exchange of Shares for cash pursuant to the Offer or the Merger.

Tax Consequences for Non-U.S. Holders

Any gain recognized on the receipt of cash pursuant to the Offer or the Merger by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment in the United States maintained by such Non-U.S. Holder), in which case the Non-U.S. Holder generally will be subject to tax on such gain in the same manner as a U.S. Holder, and, if the Non-U.S. Holder is a Non-U.S. corporation, such corporation may be subject to an additional branch profits tax at the rate of 30% on the effectively connected gain (or such lower rate as may be specified by an applicable income tax treaty);

•

in the case of an individual, the Non-U.S. Holder has been present in the United States for at least one hundred eighty-three days in the taxable year of disposition (and certain other conditions are satisfied), in which case the Non-U.S. Holder may be subject to a flat 30% tax (or a lower applicable income tax treaty rate) on any United States-source gain derived from the sale, exchange, or other taxable disposition of Shares (other than gain effectively connected with a United States trade or business), which may be offset by United States-source capital losses; or

•

AMAG is or has been a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the disposition and the non-U.S. Holder’s holding period for its Shares and, if the Shares are “regularly traded on an established securities market,” the Non-U.S. Holder held, directly or indirectly, at any time during such period, more than 5% of the issued and outstanding Shares, in which case the consequences will be as described below.

We believe that AMAG is not, and has not been, a USRPHC. If, contrary to our belief, AMAG is or has been a USRPHC during the applicable time periods described in the third bullet above, any gain recognized by a Non-U.S. Holder on the exchange of Shares pursuant to the Offer or the Merger may be subject to United States federal income tax in the same manner as gain recognized by a U.S. Holder. However, so long as the Shares are considered to be “regularly traded on an established securities market” (“regularly traded”) at any time during the calendar year, a Non-U.S. Holder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or the Merger, unless the Non-U.S. Holder owned (actually or constructively) more than 5% of the total outstanding Shares at any time during the applicable period described in the third bullet point above. A Non-U.S. Holder may, under certain circumstances, be subject to withholding in an amount equal to 15% of the gross proceeds on the sale or disposition of Shares. However, because we believe that the Shares are regularly traded, no withholding should be required under these rules upon the exchange of Shares pursuant to the Offer or the Merger.

Information Reporting and Backup Withholding Tax

Payments made to holders of Shares in the Offer or the Merger generally will be subject to information reporting and may be subject to a backup withholding tax (currently at a rate of 24%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should properly complete and return IRS Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person within the meaning of Section 7701(a)(30) of the Code, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-U.S. Holders that do not otherwise establish an exemption should submit an appropriate and properly completed IRS Form W-8BEN, W-8BEN-E or other appropriate W-8, a copy of which may be obtained from the Depositary and Paying Agent, in order to avoid backup withholding. Non-U.S. Holders are urged to consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a holder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER OR THE MERGER. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

6.	Price Range of Shares; Dividends

The Shares are listed on the NASDAQ under the symbol “AMAG”. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on the NASDAQ as reported by published financial sources with respect to periods occurring in fiscal years 2018, 2019 and 2020:

Fiscal Year	High	Low
2018:
First Quarter	$21.60	$11.95
Second Quarter	$25.625	$18.75
Third Quarter	$26.10	$19.10
Fourth Quarter	$23.77	$14.35
2019:
First Quarter	$17.39	$10.70
Second Quarter	$13.40	$7.81
Third Quarter	$13.45	$6.81
Fourth Quarter	$13.53	$8.89
2020:
First Quarter	$13.00	$4.41
Second Quarter	$9.30	$5.88
Third Quarter	$12.00	$6.93
Fourth Quarter (through October 14, 2020)	$13.80	$12.55

On September 30, 2020, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing price per Share on the NASDAQ was $9.40 per Share. On October 14, 2020, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ was $13.45 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

AMAG has not declared or paid cash dividends on its Common Stock since its initial public offering in 2010. Under the terms of the Merger Agreement, AMAG is generally not permitted, without the prior written consent of Parent, to declare, set aside or pay dividends, or make any other distributions (whether in cash, stock, property or otherwise), with respect to the Shares. See Section 14—“Dividends and Distributions.”

7.	Certain Effects of the Offer

If, as a result of the Offer, the Offeror owns Shares representing at least one Share more than 50% of the sum of (x) the total number of shares of Common Stock outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of shares of Common Stock then issuable to holders of Company Options from which AMAG has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of Company Options), it being understood that Company Compensatory Awards cancelled in accordance with the terms of the Merger Agreement shall not be included in such calculation, plus (z) the aggregate number of shares of Common Stock issuable to holders of Convertible Notes from which AMAG has received valid notices of conversion to shares of Common Stock in accordance with the terms of the Convertible Notes prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued to such exercising holders of Convertible Notes), Parent, the Offeror and AMAG will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, consummate the Merger under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of AMAG as soon as practicable following the consummation of the Offer. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for the Shares. If the Offer is consummated, there will be no market for the Shares because Parent and the Offeror intend to consummate the Merger as promptly as practicable following the Offer Closing.

NASDAQ Listing. The Shares are currently listed on the NASDAQ and trade under the symbol “AMAG”. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be a subsidiary of Parent. Immediately following the consummation of the Merger, Parent intends to cause AMAG to delist the Shares from the NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Parent intends to seek to cause AMAG to apply for termination of registration of the Shares as soon as possible after consummation of the Merger if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by AMAG to its stockholders and to the SEC, and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. Furthermore, the ability of “affiliates” of AMAG and persons holding “restricted securities” of AMAG to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, will be impaired or eliminated.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Following the Merger, the Shares will no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, and the Shares will be ineligible as collateral for margin loans made by brokers.

Convertible Notes. AMAG has issued and outstanding $320.0 million principal amount of 3.25% convertible senior notes due 2022 (the “Convertible Notes”) issued under an indenture, dated as of May 10, 2017, as supplemented by a supplemental indenture dated as of May 10, 2017 (the indenture as supplemented, the “Indenture”). The Convertible Notes are not currently convertible, and are not expected to become convertible during the pendency of the Offer. If the Offeror accepts Shares for payment pursuant to the Offer and the Merger occurs, however, a “Fundamental Change” (as defined in the Indenture) will have occurred, and each holder of the Convertible Notes will then have the right (i) pursuant to Section 15.02 of the Indenture, to require AMAG to repurchase for cash such holder’s Convertible Notes (the “Repurchase Right”) at a repurchase price equal to 100% of principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the date specified by AMAG (as defined in the Indenture, the “Fundamental Change Repurchase Date”) that is not less than twenty business days or more than thirty-five business days following the date of the “Fundamental Change Company Notice” (as defined in the Indenture), which must be sent within twenty business days of the closing of the Offer and Merger, or (ii) pursuant to Sections 14.01(b)(iii) and 14.07 of the Indenture, to convert each $1,000 principal amount of such holder’s Convertible Notes into the amount of cash that a holder of Shares equal to the Conversion Rate immediately prior to the Merger would have been entitled to receive in the Merger, or $502.513, which right must be exercised during the period from the date of such Fundamental Change until the close of business on the business day immediately preceding the Fundamental Change Repurchase Date, or (iii) to decline to exercise either of those rights, and remain outstanding as a creditor of AMAG (with no further right to convert into shares of AMAG or any other entity). Because the amount of cash that would be received upon conversion of the Convertible Notes pursuant to Sections 14.01(b)(iii) and 14.07 of the Indenture is materially less than the cash that may be received pursuant to the Repurchase Right, it is not expected that any holders of Convertible Notes will elect to convert. Parent and the Offeror have agreed, in the Merger Agreement, to take the actions required by the Indenture to facilitate the right of holders of Convertible Notes to exercise their Repurchase Right.

8.	Certain Information Concerning AMAG

AMAG was incorporated in Delaware on November 9, 1981 under the name BioClinical Group, Inc. AMAG’s principal executive offices are located at 1100 Winter Street, Waltham, Massachusetts 02451. AMAG’s telephone number at its principal executive offices is (617) 498-3300.

AMAG is a commercial stage biopharmaceutical company focused on bringing innovative products to patients with unmet medical needs. The company does this by leveraging its development and commercial expertise to invest in and grow its pharmaceutical products across a range of therapeutic areas.

Available Information. AMAG is currently subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning AMAG’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their compensation), the principal holders of AMAG’s securities, any material interests of those persons in transactions with AMAG, and other matters is required to be disclosed in proxy statements and periodic and current reports distributed to AMAG’s stockholders and filed with the SEC. Those reports, proxy statements and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as AMAG, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information. Except as otherwise set forth herein, the information concerning AMAG and its business has been taken from AMAG’s Annual Report on Form 10-K for its fiscal year ended December 31, 2019, as amended, publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by such records. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, the Offeror, the Information Agent or the Depositary and Paying Agent, or any of their respective affiliates or assigns assumes responsibility for the accuracy or completeness of the information concerning AMAG contained in those documents and records or for any failure by AMAG to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning the Offeror, Parent and Management IX

Parent is a Luxembourg private limited liability company, which was incorporated on August 10, 2018 but engaged in no business activities until it acquired Covis Pharma B.V. and Covis Pharma Europe B.V. (the group referred to as “Covis”) on March 10, 2020. Covis is headquartered in Luxembourg with operations in Zug, Switzerland and is a global specialty pharmaceutical company that markets therapeutic solutions for patients with life-threatening conditions and chronic illnesses. Additional information is available at www.covispharma.com, which website is not deemed to be incorporated by reference into this Offer to Purchase. The majority of the equity of Parent is and will, upon completion of the Transactions, be owned by equity funds managed by Management IX. The principal office address of Parent is 2, avenue Charles de Gaulle L-1653 Luxembourg, Grand Duchy of Luxembourg. The telephone number at the principal office is +352 2088 1300.

The Offeror is an indirect wholly owned subsidiary of Parent. The Offeror is a Delaware corporation that was incorporated on September 21, 2020, solely for the purpose of completing the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Until immediately prior to the time the Offeror purchases Shares pursuant to the Offer, it is not anticipated that the Offeror will have any significant assets or liabilities or engage in activities other than those incidental to its formation, capitalization and the effectuation of the transactions contemplated by the Offer and/

or the Merger. The principal office address of the Offeror is c/o Covis Group S.à r.l., 2, avenue Charles de Gaulle L-1653 Luxembourg, Grand Duchy of Luxembourg. The telephone number at the principal office is +352 2088 1300.

Management IX is a Delaware limited partnership. The principal business activity of Management IX is to manage investment funds. The principal office address of Management IX is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

Pursuant to an Equity Commitment Letter dated October 1, 2020 (the “Equity Commitment Letter”), equity investment funds managed by Management IX (the “Equity Investors”) have committed up to $250 million in aggregate of equity financing to Parent in connection with completion of the Offer and the Merger, subject to the applicable conditions set forth in the Merger Agreement and the Equity Commitment Letter.

The name, business address, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of each of Parent, the Offeror and Management IX are set forth in Schedule A to this Offer to Purchase (“Schedule A”). Except as set forth elsewhere in this Offer to Purchase, (i) none of Parent, the Offeror, Management IX or, to the knowledge of each of Parent, the Offeror and Management IX, any of the entities or persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of Parent, the Offeror, Management IX or, to the best of their knowledge, any of the entities or persons listed in Schedule A has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule A), (i) none of Parent, the Offeror, Management IX or, to the knowledge of each of Parent, the Offeror and Management IX, any of the entities or persons listed in Schedule A, beneficially owns or has a right to acquire any Shares or any other equity securities of AMAG, and (ii) none of Parent, the Offeror, Management IX or, to the knowledge of each of Parent, the Offeror, and Management IX, any of the entities or persons referred to in clause (i) above, has effected any transaction in Shares or any other equity securities of AMAG during the past sixty days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule A), (i) none of Parent, the Offeror, Management IX or, to the knowledge of each of Parent, the Offeror and Management IX, any of the entities or persons listed on Schedule A, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of AMAG, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent, the Offeror, Management IX or, to the knowledge of each of Parent, the Offeror and Management IX, any of the entities or persons listed in Schedule A, on the one hand, and AMAG or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) there have been no contracts, negotiations or transactions between Parent, the Offeror, Management IX or, to the knowledge of each of the Parent, the Offeror and Management IX, any of the entities or persons listed in Schedule A, on the one hand, and AMAG or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Parent, the Offeror, or Management IX has made arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense.

Pursuant to Rule 14d-3 under the Exchange Act, the Offeror, Parent and Management IX have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies of this information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at http://www.sec.gov that contains the Schedule TO and its exhibits and other information that the Offeror has filed electronically with the SEC.

10.	Background of the Offer; Contacts with AMAG

The following is a description of significant contacts between representatives of Management IX, Parent, and the Offeror, on the one hand, and representatives of AMAG, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of AMAG’s activities relating to the contacts leading to the Merger Agreement, please refer to AMAG’s Schedule 14D-9, which will be filed with the SEC and is being mailed to its stockholders with this Offer to Purchase.

In December 2019, Covis approached AMAG on a proposal to acquire global rights to Feraheme®. Although Covis did not engage in any further material discussions with AMAG at that time, Covis’s senior management continued to monitor the business of AMAG, and remained interested in its core products.

Following the completion of Parent’s acquisition of Covis in March 2020, Parent’s senior management began again to consider an acquisition of AMAG. On April 3, 2020, Alexander Mironov, Parent’s Chief Business Officer, contacted Gino Santini, chair of the AMAG Board, to express Covis’s interest in a potential acquisition of AMAG and, on April 7, 2020, Parent approached AMAG with a written non-binding acquisition proposal to acquire AMAG for an indicative purchase price of $11.00 per Share, based on its review of AMAG’s publicly available information. Parent made clear in discussions at that time that, in order to firm up and potentially improve its initial offer, it would need access to non-public information, and it requested a period of exclusivity. On April 25, 2020, however, Mr. Mironov was informed by Mr. Santini that AMAG at that time was focusing on other matters and would only later consider Parent’s proposal in depth.

On May 21, 2020, Mr. Mironov and Michael Porter, Parent’s Chief Executive Officer, had another telephone call with Mr. Santini and were informed that Parent’s suggested indicative price of $11.00 per Share was not at a level at which AMAG would be willing to transact. AMAG expressed its willingness to engage in initial discussions and make available certain additional information with respect to its business. On May 29, 2020 Parent and AMAG entered into a confidentiality agreement (the “Confidentiality Agreement”), under which Parent agreed, on behalf of itself and its affiliates that might be involved in any potential transaction, to hold in confidence any non-public information concerning AMAG that the Company might elect to provide. Parent and its advisors commenced a review of the limited amount of additional information that AMAG provided at that time and, based on that review and discussions between the parties, on July 13, 2020 submitted a revised non-binding indication of interest to acquire the entire company at a purchase price of $11.50 per Share plus contingent consideration, in the form of a contingent value right of up to $1.50 based on certain metrics related to its leading products. The revised non-binding indication of interest requested a limited period of exclusivity.

That offer led to further discussions between senior management of Parent and AMAG, as well as representatives of Management IX and Goldman Sachs, about both price and process. On July 23, 2020, Parent submitted a revised non-binding offer of $13.00 per Share in cash, payable entirely at closing, subject to a number of conditions including the satisfactory conclusion of a due diligence review covering a range of topics and issues. Following that submission, the parties agreed on an expanded due diligence process, designed to facilitate Parent’s confirmation of its proposed price by month-end. In the revised non-binding offer, Parent requested exclusivity for six weeks to engage in due diligence and negotiate definitive documentation. During August 2020, Parent continued its due diligence exercise and, as part of that effort, from August 24, 2020 through August 30, 2020, a series of calls were held between members of senior management of AMAG, Goldman Sachs and representatives of Parent. On August 24, 2020, Goldman Sachs furnished a draft merger agreement to Parent.

On September 1, 2020, Parent submitted a non-binding letter confirming its willingness to proceed with a transaction at an indicative price of $13.00 per Share, but after considering that offer, the AMAG Board responded, through its financial advisor Goldman Sachs and Chief Executive Officer, that the Board would insist on an improved price in order to be willing to move forward with a transaction and to consider granting Parent with a period of exclusivity. At the same time, AMAG continued to provide additional information, in the ongoing due diligence process, on a number of topics of interest to Parent and Management IX’s representatives, presumably to assist Parent in its consideration of an improved offer.

On September 8, 2020, Mr. Porter had a telephone call with Mr. Myers, and on September 9, 2020, Parent submitted yet another non-binding proposal, in this case offering $13.75 per Share, which Parent’s Chief Executive Officer characterized at the time as its “best and final” offer. Parent also demanded that AMAG provide it with exclusivity until the end of September, in order to allow it to complete its confirmatory due diligence on the Company and negotiate a definitive merger agreement.

On September 11, 2020, after a meeting of the AMAG Board, the chief executive officers of Parent and AMAG spoke and agreed on a period of exclusivity until month-end, to facilitate the completion of Parent’s due diligence, the finalization of its financing arrangements, and the negotiation of the Merger Agreement. Parent and the Company entered into an agreement granting Parent with exclusivity for that limited (eighteen day) period.

Between September 12, 2020 and the signing of the Merger Agreement on the morning of October 1, 2020, the parties negotiated the Merger Agreement, exchanging and discussing several drafts thereof, while Parent finalized its financing arrangements and completed its confirmatory due diligence. During this period Parent also requested that each director and executive officer of AMAG and certain affiliates of Caligan Partners, L.P. agree to enter into agreements to tender their Shares and otherwise support the Transactions. See Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents.” for a description of these agreements.

11.	Purpose of the Offer and Plans for AMAG; Transaction Documents

Purpose of the Offer and Plans for AMAG. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, AMAG. The Offer, as the first step in the acquisition of AMAG, is intended to facilitate the acquisition of all outstanding Shares. The Merger Agreement provides, among other things, that (i) the Offeror will be merged with and into AMAG and that, upon consummation of the Merger, AMAG, as the Surviving Corporation, will become an indirect wholly owned subsidiary of Parent.

If you sell your Shares in the Offer, you will cease to have any equity interest in AMAG or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Surviving Corporation and will not have any right to participate in its earnings and future growth. Similarly, after selling your Shares in the Offer or the conversion of your Shares in the subsequent Merger, you will not bear the risk of any decrease in the value of AMAG or the Surviving Corporation, as applicable.

Parent’s primary purpose, in entering into the Transactions, is to add to its existing portfolio of therapeutic products AMAG’s category leading treatments, which it views as strong strategic complements to Parent’s existing therapeutic portfolio. Parent’s mission statement is to market and develop therapeutic solutions for patients with life-threatening conditions and chronic illnesses. Parent believes that AMAG’s two commercial products – Feraheme®, an intra-venous iron product used to treat iron deficiency anemia, and Makena®, a current FDA-approved therapy to reduce the risk of preterm birth in women who have a prior history of preterm birth – together with Ciraparantag, a promising anticoagulant drug in AMAG’s development pipeline, present a strong strategic fit.

Parent plans to advance AMAG’s development and commercial stage assets with continued material investment in clinical studies, including: if the FDA Commissioner accepts AMAG’s request for a public hearing on the proposal by the Center for Drug Evaluation and Research (CDER) to withdraw Makena® from the market and as a result of that hearing allows AMAG time to conduct a further study to confirm Makena’s efficacy, proceeding expeditiously to propose, design (in consultation with the FDA) and then carry out such a study to confirm Makena’s efficacy; exploring potential label expansion opportunities for Feraheme®; assessing bringing these products to new markets outside the United States, following the receipt of requisite regulatory clearances; and investing in the continued development of Ciraparantag.

Parent will also be looking to maximize synergies across the two companies. Specifics about what that will entail will only be decided once Parent has completed its integration planning process, but Parent’s goal will be to manage the combined portfolio of therapeutics as efficiently and effectively as possible. Initiatives to achieve this objective are likely to include, but may not be limited to: the consolidation of the combined companies’ intellectual property assets under unified ownership and management; the reduction of overlapping functions; elimination of functions not needed in a company that no longer has public reporting requirements and elimination of redundancies. These initiatives are likely to entail a post-closing internal reorganization of the Covis and AMAG companies, including transfers of assets and personnel within the group, but at this time it is not expected that these transactions will include any sale or other transfer of assets outside the combined group.

The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO and which is incorporated herein by reference. Capitalized terms used in this Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents—The Merger Agreement,” but not defined herein have the respective meanings given to them in the Merger Agreement. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning AMAG—Available Information.”

The Offer. The Merger Agreement provides that the Offeror will commence the Offer as promptly as reasonably practicable, but in any event on or prior to the tenth business day following the date of the Merger Agreement.

Pursuant to the Merger Agreement, each of Parent and the Offeror has agreed that it will not, without the prior written consent of AMAG, (a) reduce the maximum number of Shares sought to be purchased in the Offer, (b) reduce the Offer Price (except to the extent required pursuant to the terms of the Merger Agreement in connection with a stock split, division or subdivision of Shares, stock dividend, reverse stock split, consolidation, reclassification, recapitalization or other similar transaction) or increase the Offer Price (except where expressly permitted by the Merger Agreement), (c) change the form of consideration payable in the Offer, (d) change, modify or waive the Minimum Condition, (e) impose conditions to the Offer in addition to the Offer Conditions, (f) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise change the Expiration Date, (g) otherwise amend, modify or supplement any of the terms of the Offer in any manner adversely affecting, or that could reasonably be expected to have an adverse effect on, the holders of the Common Stock or (h) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offeror is required to extend the Offer from time to time as follows: (i) if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer

Conditions has not been satisfied, or waived by Parent or the Offeror if permitted hereunder, then the Offeror shall extend the Offer for one or more occasions in consecutive increments of up to ten business days each (or such longer period as may be agreed by AMAG and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or the Offeror to waive any Offer Condition to the extent permitted under the Merger Agreement); provided, however, that the Offeror shall not be required to extend the Offer and the then scheduled Expiration Date to a date later than the End Date; and (ii) the Offeror shall extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or the NASDAQ Global Select Market (“NASDAQ”) or its staff.

If on any then scheduled Expiration Date (i) all of the Offer Conditions have been satisfied (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but which conditions would be capable of being satisfied as of such scheduled Expiration Date) and (ii) the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and the Closing, other than as a result of a breach or failure to perform by any of Parent, the Offeror or Debt Financing Borrower of certain of their representations, warranties or covenants set forth in the Merger Agreement, then (1) the Offeror is required to extend the Offer for two successive periods of up to five business days per extension (each such period to end at midnight (New York City time) on the last business day of such period) and (2) thereafter the Offeror will have the right in its sole discretion to extend the Offer for additional successive periods of up to five business days per extension (each such period to end at midnight (New York City time) on the last business day of such period), the length of each such period to be determined by Parent in its sole discretion; provided that, if the Offeror so extends the Offer, the Representations Condition (solely with respect to representations and warranties qualified by reference to Company Material Adverse Effect) and the MAE Condition will be deemed to have been irrevocably satisfied or waived from and at all times after any such initial extension.

The Offeror is not, however, required to extend the Offer beyond 11:59 P.M., Eastern Time, on the End Date. The “End Date” is January 28, 2021.

Subject to the terms and conditions of the Merger Agreement and the satisfaction or waiver of the Offer Conditions, the Offeror will, and Parent will cause the Offeror to, as promptly as practicable on the later of (i) the earliest date as of which the Offeror is permitted under applicable law to accept for payment Common Stock tendered pursuant to the Offer (and not validly withdrawn), and (ii) the earliest date as of which each of the Offer Conditions shall have been satisfied or waived, irrevocably accept for payment, and, at or as promptly as practicable following acceptance for payment (but in any event within two business days), to pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to its rights and obligations under the Merger Agreement to extend the Offer, the Offeror will not be required to accept for payment or pay for any tendered Shares in the event that any Offer Condition has not been satisfied or waived at the scheduled Expiration Date of the Offer.

Recommendation. Pursuant to the Merger Agreement, AMAG has represented that the AMAG Board has (a) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (b) determined that the Transactions, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (c) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares of Common Stock to the Offeror pursuant to the Offer (such recommendation, the “AMAG Board Recommendation”).

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the provisions of the DGCL (including Section 251(h) of the DGCL), at the Effective Time, the Offeror will be merged with and into AMAG, and the separate corporate existence of the Offeror will cease and AMAG will be the Surviving Corporation. Subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger, the closing of the Merger (the “Closing”) will take place as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, but in any event no later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions to the Merger (such date, the “Closing Date”). The parties are required to use reasonable efforts to align the timing of the Offer Closing with the Closing Date. The Merger will become effective upon the date and time of the filing of a certificate of merger duly executed by AMAG and satisfying the applicable requirements of the DGCL to be filed by AMAG as soon as practicable on the Closing Date with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties to the Merger Agreement and specified in the certificate of merger (such date and time, the “Effective Time”). The Merger will be governed by and effected under Section 251(h) of the DGCL. Pursuant to the Merger Agreement, AMAG has represented that, assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of Parent and the Offeror’s representations and warranties with respect to none of Parent or any of its “affiliates” or “associates” being, or having been within the three years preceding the date of the Merger Agreement, an “interested stockholder” (in each case as such terms are defined in Section 203 of the DGCL) of AMAG, no stockholder votes or consents are needed to authorize the Merger Agreement or to consummate the Transactions.

Charter, Bylaws, Directors, and Officers. The Merger Agreement provides that at the Effective Time, the certificate of incorporation of AMAG will be amended so that it reads in its entirety as set forth in Exhibit A to the Merger Agreement and, as so amended, will be the certificate of incorporation of the Surviving Corporation. At the Effective Time, the bylaws of AMAG will be amended so that they read in their entirety as set forth in Exhibit B to the Merger Agreement, and, as so amended, will be the bylaws of the Surviving Corporation. The Merger Agreement further provides that immediately following the Effective Time, the directors of the Offeror immediately prior to the Effective Time will be the directors of the Surviving Corporation, that the officers of AMAG immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

Effect of the Merger on Capital Stock. At the Effective Time:

•

each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time will be converted automatically into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and will constitute the only outstanding shares of capital stock of the Surviving Corporation;

•

each Excluded Share issued and outstanding immediately prior to the Effective Time will be cancelled automatically, be extinguished and will cease to exist and no consideration will be delivered in exchange therefor; and

•

each share of Common Stock (other than shares of Common Stock (a) held in the treasury of AMAG, (b) that at the commencement of the Offer were owned by Parent or the Offeror, or (c) irrevocably accepted for payment in the Offer (collectively, the “Excluded Shares”)) will be automatically canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest.

Treatment of Equity Awards. The Merger Agreement provides that, immediately prior to the Effective Time, each Company In-the-Money Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive for each share of Common Stock underlying such Company Option, without interest and subject to deduction for any required withholding taxes, an amount in cash from Parent or the Surviving Corporation equal to the excess of the Merger Consideration over the per share exercise price of such Company Option.

The Merger Agreement provides that immediately prior to the Effective Time, each RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive for each share of Common Stock underlying such RSU, without interest and subject to deduction for any required withholding taxes, an amount in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

Additionally, the Merger Agreement provides that immediately prior to the Effective Time, each PRSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive for each share of Common Stock underlying such PRSU that would vest at the higher of (i) 100% target performance level, multiplied by a fraction, the numerator of which shall be the number of calendar days from the first day of the PRSU’s performance measurement period to the Expiration Date and the denominator of which shall be the number of days in the PRSU’s performance measurement period, or (ii) the actual level of achievement of performance goals, calculated from the first day of the PRSU’s performance measurement period through the end of the calendar month immediately preceding the Expiration Date, without interest and subject to deduction for any required withholding taxes, an amount in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

Representations and Warranties. In the Merger Agreement, AMAG has made customary representations and warranties to Parent and the Offeror with respect to, among other matters, its organization and good standing, organizational documents and subsidiaries, capitalization, authority, non-contravention and consents, required filings, financial statements, compliance with laws, permits, public filings, disclosure controls and procedures, absence of undisclosed liabilities, absence of certain changes or events (including the absence of a Company Material Adverse Effect (as defined below)), litigation, employee benefit plans, labor matters, company products, intellectual property rights, privacy and data security, tax matters, title to assets, real property, environmental matters, material contracts, insurance, compliance with anti-corruption and international trade laws, information included in the Schedule 14D-9, the fairness opinion of AMAG’s financial advisor in connection with the Transactions, brokers’ fees, and the AMAG Board Recommendation. Each of Parent and the Offeror has made customary representations and warranties to AMAG with respect to, among other matters, organization, authority, conflicts, required filings and consents, litigation, financing and availability of funds, information to be included in the Offer Documents and any information statement to be sent to stockholders in connection with the Merger, competing businesses, brokers’ fees, and non-ownership of any Shares.

Some of the representations and warranties in the Merger Agreement made by AMAG are qualified as to “materiality” or a “Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect,” as it relates to AMAG (a “Company Material Adverse Effect”), means any event, change, effect, occurrence, circumstance or development (“Effect”) that (1) would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of AMAG and its subsidiaries (collectively, the “Acquired Companies”) taken as a whole, or (2) would reasonably be expected to prevent or materially delay AMAG from consummating the Offer and the Merger; provided that in no event shall any of the following (alone or in combination), or any Effect to the extent arising out of or resulting from any of the following (alone or in combination), be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (i) changes in AMAG’s stock price or trading volume (provided that the exception in this clause (i) shall not prevent or otherwise affect a determination that any Effect underlying such failures has resulted in, or contributed to, a Company Material Adverse Effect); (ii) any failure by AMAG to meet, or changes to, public estimates or forecasts of revenues, earnings or other financial metrics, or any failure by AMAG to meet any internal projections, forecasts or budgets of revenues, earnings or other financial metrics (provided that the exception in this clause (ii) shall not prevent or otherwise affect a determination that any Effect underlying such failures has resulted in, or contributed to, a Company Material Adverse Effect); (iii) general business, economic or political conditions, including a government shutdown, in the United States or any other country or region in the world, or changes therein; (iv) conditions in the financial, credit, banking, capital or currency markets in the United States or any other country or region in the world, or changes therein, including (A) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (v) changes in general conditions in an industry in which the Acquired Companies operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world; (vi) acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions (including any outbreak, escalation or general worsening of any such acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions) in the United States or any other country or region in the world; (vii)    earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions or other natural or man-made disasters or acts of God in the United States or any other country or region in the world, or any escalation of the foregoing; (viii) any pandemic (including precautionary or emergency measures, recommendations, protocols or orders taken or issued by any person in response to the COVID-19 pandemic), epidemic, plague, or other outbreak of illness or public health event; (ix) the execution or announcement of the Merger Agreement or the pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Acquired Companies with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, governmental entities or other third parties related thereto or any litigation, or the identity of Parent or any of its Affiliates as the acquiror of AMAG, or any facts or circumstances concerning Parent or any of its Affiliates; (x) (A) any action taken, or failure to take any action, in each case to which Parent has in writing approved, consented to or requested, (B) any action taken in compliance with the terms of, or the taking of any action required by, the Merger Agreement or (C) the failure to take any action prohibited by the Merger Agreement; (xi) changes or proposed changes in law, regulation or other legal or regulatory conditions (or the enforcement or interpretation of any of the foregoing); (xii) changes or proposed changes in GAAP or other accounting standards (or the enforcement or interpretation of any of the foregoing); (xiii) the availability or cost of equity, debt or other financing to Parent, the Offeror or the Surviving Corporation; (xiv) any (A) demand or Legal Proceeding existing as of the date of the Merger Agreement or arising out of any action or inaction described in clause (x) above or (B) Transaction Litigation, including for appraisal of the fair value of any shares of Common Stock pursuant to the DGCL in connection with the Merger Agreement; and (xv) any regulatory, preclinical, clinical, competitive, pricing, manufacturing, reimbursement or supply chain outcomes, events, changes, effects, occurrences, circumstances or developments relating to or affecting any Company Product or activity (including (A) any suspension, rejection, refusal of, request to refile or any delay in obtaining, making, or maintaining any regulatory application or filing relating to any Company Product, (B) any negative regulatory actions, requests, recommendations, determinations or decisions of any governmental entity relating to any Company Product or the manufacture or commercialization thereof, or any other regulatory or preclinical or clinical development relating to any Company Product, (C) any outcomes of preclinical or clinical studies, trials, tests, results, adverse events, side effects or safety observations, or announcements of any of the foregoing, with respect to any Company Product, (D) any delay, hold or termination of any preclinical or clinical study, trial or test or any delay, hold or termination of any planned application for investigational new drug application or application for marketing approval with respect to any Company Product whether such delay, hold, or termination is imposed by Government Entities or an outside institutional review board or ethics committee, (E) any preclinical or clinical studies, trials, tests, results, adverse events, side effects or safety observations, or announcements of any of the foregoing, with respect to any product or product candidate competitive with or related to any Company Product, (F) FDA approval (or other preclinical or clinical or regulatory developments), market entry or threatened market entry of any product or product candidate competitive with or related to any Company Product, including any generic versions of any Company Product, (G) any production or supply chain disruption affecting the manufacture of any Company Product or (H) any recommendations, statements, decisions or other pronouncements made, published or proposed by professional medical organizations, payors, Governmental Entities or representatives of any of the foregoing, or any panel or advisory body empowered or appointed thereby, relating to any Company Product or any products or product candidates of any competitors of AMAG); provided that, in each of the foregoing clauses (iii), (iv), (v), (viii), (xi) and (xii), such Effects referred to therein may be taken into account to the extent that AMAG is materially disproportionally affected relative to other similarly-situated companies in the industry in which the Acquired Companies operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and those representations and warranties should not be relied on by any other person. In addition, those representations, warranties and covenants:

•	have been made only for purposes of the Merger Agreement;

•

with respect to AMAG, have been qualified by (i) matters disclosed in the confidential disclosure schedule delivered by AMAG to Parent and the Offeror in connection with the execution of the Merger Agreement (the “Company Disclosure Schedule”), which information modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement, and (ii) matters set forth in the reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed by AMAG with the SEC since January 1, 2018 (the “Company SEC Documents”) to the extent it is reasonably apparent that any such disclosure would qualify the representations and warranties contained in the Merger Agreement, and excluding from the Company SEC Documents any risk factor disclosures, disclosures about market risk or other cautionary, predictive or forward-looking disclosures contained therein (other than those disclosures which relate to specific historical events or circumstances affecting AMAG) (provided that the qualification in section (ii) above does not apply to certain fundamental representations and warranties identified in the Merger Agreement);

•	will not survive the Acceptance Time;

•	have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters of fact;

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and

•

are subject to materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, including qualifications as to “materiality” or a “Company Material Adverse Effect,” as described above.

Conduct of Business. The Merger Agreement requires that, during the period from the date of the Merger Agreement through the earlier of the Acceptance Time or the date of termination of the Merger Agreement, except (i) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth in the Company Disclosure Schedule, (iii) as permitted by the Merger Agreement, (iv) as may be necessary or appropriate to carry out the Transactions, (v) as may on the advice of outside counsel be required to facilitate compliance with any law or contract, or (vi) as required by the rules or regulations of NASDAQ, (x) AMAG shall, and shall cause its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course; except that the parties agreed that the Acquired Companies may continue any changes in their respective business practices adopted prior to the date of the Merger Agreement to address and adapt to the coronavirus (COVID-19) pandemic and AMAG may take such further actions as it deems reasonably advisable or necessary to (A) protect the health and safety of AMAG’s or AMAG Subsidiary’s employees, suppliers, customers and other individuals having business dealings with any Acquired Company or (B) respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, and (y) AMAG shall not, nor shall it permit any of its Subsidiaries to, do any of the following: (a) amend the AMAG Certificate of Incorporation, the bylaws of AMAG or the Organizational Documents of any of AMAG’s Subsidiaries (whether by merger, consolidation or otherwise); (b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of any Acquired Company, other than (x) dividends and distributions by a direct or indirect wholly owned Subsidiary of AMAG to its parent, consistent with past practice, and (y) distributions resulting from the vesting or exercise of Company Compensatory Awards that are outstanding on the date hereof, (ii) split, combine or reclassify any capital stock of the Acquired Companies, or (iii) purchase, redeem or otherwise acquire any AMAG securities, except for (x) acquisitions of shares of Common Stock by AMAG in satisfaction of the applicable exercise price and/or withholding taxes with respect to any Company Compensatory Awards that are outstanding on the date hereof or granted in a manner not in violation of the Merger Agreement, and (y) the acquisition of Convertible Notes deemed to occur upon conversion thereof in accordance with their terms; (c) (i) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance (other than transfer restrictions arising under applicable law) or dispose of any AMAG securities, other than (w) the issuance of shares of Common Stock upon the exercise or settlement of Company Compensatory Awards outstanding as of the date hereof or granted not in violation of the Merger Agreement, in accordance with the terms of the applicable Company Compensatory Award, (x) the issuance of AMAG securities required to be made pursuant to the terms of the Company ESPP, or (y) the delivery of shares of Common Stock upon conversion of Convertible Notes in accordance with their terms, or (ii) amend any term of any security of the Acquired Companies (in each case, whether by merger, consolidation or otherwise); (d) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Acquired Companies; (e) except to the extent required pursuant to the terms of any Company Benefit Plan as in effect on the date of the Merger Agreement that is not then out of compliance with applicable law, (A) adopt, establish, enter into, terminate, amend or modify any material Company Benefit Plan, (B) increase the base compensation payable or to become payable to AMAG’s employees at the Vice President level or above, (C) grant or amend any award under any Company Benefit Plan (including any equity or equity-based compensation), or remove or modify existing restrictions in any Company Benefit Plan or awards made thereunder, (D) enter into any employment, change in control, severance, separation, retention or similar agreement with AMAG’s employees or service providers (other than ordinary course offer letters and related confidentiality, assignment of invention agreements and similar agreements ancillary to employment not prohibited by clause (F) below), or enter into any consulting agreement other than in the ordinary course of business that is not terminable on less than thirty days’ notice without penalty, (E) take any action to accelerate the time of payment or vesting of any rights, compensation, benefits or funding obligations under any Company Benefit Plan or otherwise, (F) hire any employee at the Vice President level or above or terminate the employment of any such employee, other than for cause (as determined by the Company in its reasonable discretion consistent with past practice) or due to such employee’s death or disability or (G) make any material determination under any Company Benefit Plan that is inconsistent with AMAG’s ordinary course of business or past practice; (f) acquire any business, assets or capital stock of any person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), other than one or more acquisitions of assets or rights in the ordinary course of business consistent with past practice that, individually, involve a purchase price of not more than $100,000; (g) enter into any joint venture or strategic alliance, or similar long-term business combination, arrangement or agreement; (h) enter into any long-term license, supply or distribution agreement, in each case with an expected annual cost or revenue to AMAG in excess of $250,000 and which cannot be terminated on less than thirty days’ notice without penalty; (i) sell, lease, license, pledge, transfer, subject to any Encumbrance or otherwise dispose of any Intellectual Property assets, material assets or material properties except (i) pursuant to existing Contracts or commitments specified in the Company Disclosure Letter, (ii) non-exclusive licenses of Intellectual Property assets to its customers, contractors, partners or suppliers in the ordinary course of business consistent with past practice, (iii) sales of inventory or used equipment in the ordinary course of business consistent with past practice, or (iv) Permitted Encumbrances; (j) change any of the accounting methods used by AMAG materially affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company SEC Documents; (k) (x) incur or assume any long-term or short-term indebtedness for borrowed money, except in respect of indebtedness owing by any wholly-owned Subsidiary of AMAG to AMAG or another wholly-owned Subsidiary of AMAG in the ordinary course of business consistent with past practice, or (y) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for indebtedness of borrowed money of any other person (other than another Acquired Company in the ordinary course of business consistent with past practice); (l) enter into, modify in any material respect or voluntarily terminate any Material Contract or any Contract that would have constituted a Material Contract if in effect on the date of the Merger Agreement (provided that AMAG shall be permitted to renew any Contract so long as such renewal is on substantially the same terms as currently in place); (m) take any action (other than consummation of the Merger) that would reasonably be expected to result in an adjustment to the Conversion Rate (as defined in and pursuant to the Indenture) for the Convertible Notes; (n) make inconsistent with past practice, rescind or change any material Tax election, settle or compromise any claim relating to a material amount of Taxes, waive or extend the statute of limitations in respect of a material amount of Taxes, enter into any closing agreement within the meaning of Section 7121 of the Code (or any analogous provision of state, local or foreign law) with respect to a material amount of Taxes, amend any Tax Return relating to a material amount of Taxes or make any material change in any of the methods, principles or practices used by it for Tax accounting except as required by Law, surrender any right to claim a material Tax refund (including any such refund to the extent it is used to offset or otherwise reduce Tax liability) or enter into any Tax sharing agreements or similar arrangements, including Tax indemnity arrangements (other than customary agreements and contracts, the principal purpose of which is not related to Taxes); or (o) authorize, commit or agree to take any of the foregoing actions.

Stockholder Approval. If the Offer is consummated and as a result the Offeror owns Shares that represent one Share more than 50% of the sum of (x) the total number of shares of Common Stock outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of shares of Common Stock then issuable to holders of Company Options from which AMAG has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of Company Options), it being understood that Company Compensatory Awards cancelled in accordance with the terms of the Merger Agreement shall not be included in such calculation, plus (z) the aggregate number of shares of Common Stock issuable to holders of Convertible Notes from which AMAG has received valid notices of conversion to shares of Common Stock in accordance with the Convertible Notes prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued to such exercising holders of Convertible Notes), we do not anticipate seeking the approval of AMAG’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will be effected as soon as practicable after the consummation of the Offer, but in any event no later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the following conditions: (i) the Common Stock validly tendered pursuant to the Offer and not withdrawn having been accepted for payment by the Offeror (or Parent on its behalf), and (ii) there being no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger having been issued by any governmental entity of competent jurisdiction and remaining in effect, and there being any law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

No Solicitation. Under the Merger Agreement, AMAG agrees that it shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to, and shall not authorize or instruct its directors, officers, financial and legal advisors, accountants, agents and other representatives of any Acquired Company (the “Company Representatives”) to, and shall use its reasonable best efforts to cause its Company Representatives not to: (i) solicit, initiate, or knowingly facilitate or encourage the submission or announcement of any Acquisition Proposal or Acquisition Inquiry (including by approving any transaction, or approving any person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL); (ii) furnish any non-public information regarding AMAG to any person, or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of any Acquired Company, for the purpose of facilitating or encouraging, or in response to, an Acquisition Proposal or Acquisition Inquiry; (iii) engage or participate in or continue any discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry (except that the foregoing does not prohibit AMAG or the Company Representatives from making such person aware of the non-solicit restrictions in response to the receipt of an Acquisition Proposal or Acquisition Inquiry or clarifying the terms of any such Acquisition Proposal or Acquisition Inquiry); (iv) terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality agreement to which any Acquired Company is a party and that contains a “standstill” provision; (v) enter into any Alternative Acquisition Agreement or any Contract requiring AMAG to abandon, terminate or fail to consummate the Transactions; or (vi) resolve or agree to take any of the foregoing actions.

Notwithstanding the foregoing, in response to a bona fide written Acquisition Proposal that did not result from a material breach of the aforementioned restrictions, if the AMAG Board determines in good faith, after consultation with AMAG’s outside legal counsel and financial advisor, that (i) such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take the actions set forth in clauses (x), (y) and/or (z) below with respect to such Acquisition Proposal would be inconsistent with the AMAG Board’s fiduciary obligations to AMAG’s stockholders, then (x) AMAG and its representatives may engage in discussions or negotiations with the Third Party that has made such Acquisition Proposal (and such Third Party’s representatives), (y) if such Third Party executes or has executed an Acceptable Confidentiality Agreement, AMAG may provide such Person (and such Person’s representatives) with information concerning the Acquired Companies and/or (z) AMAG may decline to enforce, or may waive, any standstill or similar provision in effect on September 10, 2020. Prior to or concurrent with providing any material non-public information to any such Third Party, AMAG is required to make such material non-public information available to Parent (to the extent such material non-public information has not been previously made available by AMAG to Parent or Parent’s representatives).

An “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement (except that such confidentiality agreement need not prohibit the making of an Acquisition Proposal or otherwise contain any standstill or similar provision). Notwithstanding the foregoing, a person who has previously entered into a confidentiality agreement with AMAG, on or after January 1, 2020, is not required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

An “Acquisition Inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by or on behalf of Parent or any of its Affiliates) that could reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” means any proposal or offer relating to (i) the acquisition of twenty percent (20%) or more of the Common Stock by any Third Party, (ii) any merger, consolidation, business combination, reorganization, sale of assets, recapitalization, liquidation, dissolution or other similar transaction that would result in any Third Party acquiring assets (including intellectual property rights or the capital stock of or interest in any Subsidiary of AMAG) representing, directly or indirectly, twenty percent (20%) or more of the assets of the Acquired Companies, taken as a whole, (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning twenty percent (20%) or more of the outstanding shares of Common Stock (or instruments convertible into or exchangeable for twenty percent (20%) or more of such outstanding shares), (iv) any merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving AMAG that would result in any Third Party (or stockholders of such Third Party) holding twenty percent (20%) or more of the equity interests in the surviving or resulting entity of such transaction or (v) any combination of the foregoing.

A “Superior Proposal” means a bona fide written Acquisition Proposal (with all of the references to 20% included in the definition of Acquisition Proposal being deemed to be replaced with references to 50%) that the AMAG Board (or a committee thereof) determines in good faith, after consultation with AMAG’s financial advisor and outside legal counsel, and taking into consideration, among other things, any legal, financial, regulatory and other aspects of such Acquisition Proposal and the Merger Agreement that the AMAG Board (or a committee thereof) deems relevant (in each case taking into account any revisions to the Merger Agreement made in writing by Parent prior to the time of determination pursuant to the terms thereof with respect to Superior Proposals), would result in a transaction more favorable to the holders of Common Stock than the transactions provided for in the Merger Agreement.

Except as otherwise provided in the Merger Agreement, neither the AMAG Board nor a committee thereof is permitted to: (i) withdraw, modify, amend or qualify, in a manner adverse to Parent and the Offeror, the AMAG Board Recommendation; (ii) approve, recommend or declare advisable any Acquisition Proposal; (iii) publicly propose or announce any intention to take any of the foregoing actions (any action described in clause (i), (ii) or clause (iii) being referred to as a “Change in Recommendation”); or (iv) cause AMAG to enter into any contract (other than a confidentiality agreement entered into in compliance with the aforementioned restrictions contemplating an Acquisition Proposal (any such contract, an “Alternative Acquisition Agreement”)).

Notwithstanding anything to the contrary contained in the Merger Agreement, at any time prior to the Acceptance Time, the AMAG Board may make a Change in Recommendation in response to an Acquisition Proposal and/or cause the Company to enter into an Alternative Acquisition Agreement concerning an Acquisition Proposal but only if:

•	such Acquisition Proposal did not result from a material breach of the applicable non-solicitation provisions of the Merger Agreement;

•

the AMAG Board (or a committee thereof) determines in good faith (1) after consultation with AMAG’s outside legal counsel and financial advisor, that such Acquisition Proposal would constitute a Superior Proposal and (2) after consultation with AMAG’s outside legal counsel, that in light of such Acquisition Proposal, a failure to make a Change in Recommendation and/or to cause AMAG to enter into such Alternative Acquisition Agreement would reasonably be expected to be inconsistent with the AMAG Board’s fiduciary obligations to AMAG’s stockholders under applicable law;

•

AMAG has first delivered to Parent a written notice (the “Superior Proposal Notice”) stating that the AMAG Board intends to take such action and (in the event the AMAG Board contemplates causing the Company to enter into an Alternative Acquisition Agreement) including a summary of the material terms and conditions of such Alternative Acquisition Agreement;

•

during the three business day period commencing on the date of Parent’s receipt of such Superior Proposal Notice, AMAG has negotiated in good faith and has made its representatives reasonably available for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of the Merger Agreement or the Offer or a possible alternative transaction so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal;

•

after the expiration of the aforementioned negotiation period, the AMAG Board (or a committee thereof) shall have determined in good faith, after taking into account any amendments to the Merger Agreement and the Offer that Parent and the Offeror have irrevocably agreed in writing to make as a result of the negotiations, that (1) after consultation with AMAG’s outside legal counsel and financial advisor, such Acquisition Proposal constitutes a Superior Proposal, and (2) after consultation with AMAG’s outside legal counsel, the failure to make a Change in Recommendation and/or enter into such Alternative Acquisition Agreement would reasonably be expected to be inconsistent with the AMAG Board’s fiduciary obligations to AMAG’s stockholders under applicable Law.

Notwithstanding anything to the contrary contained in the Merger Agreement, at any time prior to the Acceptance Time, the AMAG Board may make a Change in Recommendation in response to a Change in Circumstances (as defined below) but only if:

•	the AMAG Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that, in light of such Change in Circumstances, a failure to effect a Change in

Recommendation would be inconsistent with the AMAG Board’s fiduciary duties to AMAG’s stockholders under applicable law;

•

such Change in Recommendation is not effected prior to the fourth business day after Parent receives written notice (the “Change in Circumstances Notice”) from AMAG confirming that the AMAG Board intends to effect such Change in Recommendation and specifying in reasonable detail the reasons therefor;

•

during such four business day period, if requested by Parent, AMAG shall have engaged in good faith negotiations with Parent to amend the Merger Agreement or the Offer or enter into an alternative transaction; and

•

at the end of such four business day period, the AMAG Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments to the Merger Agreement and the Offer that Parent and the Offeror have irrevocably agreed in writing to make as a result of the aforementioned negotiations, that, in light of such Change in Circumstances, a failure to effect a Change in Recommendation would be inconsistent with the AMAG Board’s fiduciary duties to AMAG’s stockholders under applicable law.

A “Change in Circumstances” means any material change in circumstances affecting AMAG that does not relate to any Acquisition Proposal and was not known or reasonably foreseeable by the AMAG Board prior to the date of the Merger Agreement (or if known or reasonably foreseeable, the material consequences of which were not known).

In addition to the obligations of AMAG set forth above, if AMAG receives an Acquisition Proposal or an Acquisition Inquiry, then AMAG is required promptly (and in no event later than forty-eight hours after receipt of such Acquisition Proposal or Acquisition Inquiry) to notify Parent in writing of its receipt of such Acquisition Proposal or Acquisition Inquiry, and is required thereafter to keep Parent reasonably informed of any material change to the terms of any such Acquisition Proposal or Acquisition Inquiry.

Nothing set forth in the Merger Agreement prohibits AMAG, the AMAG Board (or any committee thereof) or their representatives from: (i) taking and disclosing to the stockholders of AMAG a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder (or any substantially similar communication); provided that any such disclosure does not contain an express Change in Recommendation; (ii) disclosing to AMAG’s stockholders any factual information regarding the business, financial condition or results of operations of AMAG or the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal or the material terms of such Acquisition Proposal (and no such disclosure shall, taken by itself, be deemed to be a Change in Recommendation); or (iii) communicating with any person (or the representatives of such person) that makes any Acquisition Proposal or Acquisition Inquiry to the extent necessary to direct such Person to the applicable non-solicitation provisions of the Merger Agreement and/or to clarify and understand the terms and conditions of an Acquisition Proposal made by such person.

Employee Matters. For a period of not less than twelve months after the Closing Date (or, if earlier, the date of termination of the relevant employee), Parent has agreed that it will, or will cause the Surviving Corporation to, provide to each employee of the Acquired Companies who is employed as of immediately prior to the Effective Time (each, a “Continuing Employee”) with (i) base salary or base hourly wage rate (as applicable) no less favorable than those provided to such Continuing Employee prior to the Effective Time, (ii) cash target bonus and in the case of field-based employees only, cash target incentive compensation opportunity (excluding retention, change in control and equity-based compensation), if any, that are substantially comparable in the aggregate to those provided to Continuing Employees immediately prior to the Effective Time, (iii) retirement and welfare benefits (excluding any severance benefits, post-employment health benefits, post-employment welfare benefits and defined benefit pension and nonqualified deferred compensation plans), that are substantially comparable in the aggregate to (A) those provided to Continuing Employees immediately prior to the Effective Time or (B) those provided to employees of Parent or its applicable Subsidiaries, as determined by Parent in its sole discretion. In addition, Parent has agreed that it will, or will cause the Surviving Corporation to, unless prohibited by applicable law, give, or use commercially reasonable efforts to cause to be given, to Continuing Employees credit for purposes of eligibility to participate (other than any defined benefit pension, post-employment health benefits or post-employment welfare benefits plan), vesting and, with respect to vacation, paid-time off and other leave benefits only, determining level and accrual of benefits under employee benefit plans, programs or policies maintained by Parent or the Surviving Corporation and in which such employees participate after the Effective Time, for such employees’ service prior to the Closing with any Acquired Company, to the same extent recognized by the relevant Acquired Company prior to the Effective Time. Such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

From and after the Effective Time, with respect to each benefit plan maintained by Parent or the Surviving Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Parent Welfare Plan”) in which any Continuing Employee is or becomes eligible to participate, Parent has agreed to use reasonable best efforts to cause each such Parent Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Welfare Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Benefit Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Welfare Plan but, with respect to long-term disability and life insurance benefits and coverage, solely to the extent permitted under the terms and conditions of Parent’s applicable insurance contracts in effect as of the Effective Time; and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Parent Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Parent Welfare Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Benefit Plan.

Pursuant to the Merger Agreement, Parent undertakes to cause the Surviving Corporation to honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Acquired Companies and in effect on the date of the Merger Agreement (as listed in the Company Disclosure Schedule, the “Assumed Employee Arrangements”); except that Parent or the Surviving Corporation is not prevented from terminating or severing any employees from and after the Closing in its sole discretion. Parent also acknowledged that the consummation of the Offer constitutes a “change of control” or a “change in control” (or a term of similar import) for purposes of any Company Benefit Plan that contains a definition of “change of control” or “change in control” (or a term of similar import), as applicable, including under the Assumed Employee Arrangements. Outstanding cash bonuses pursuant to AMAG’s annual bonus plan, the Assumed Employee Arrangements or any incentive compensation plan for field-based employees with respect to service during the 2020 calendar year, as in effect immediately prior to the date of the Merger Agreement and listed in the Company Disclosure Schedule, will be paid to AMAG employees who participate in such plans to the extent provided in the Company Disclosure Schedule.

AMAG has agreed to terminate any and all Company Benefit Plans intended to qualify under Section 401(k) of the Code (the “Company 401(k) Plans”), effective not later than the business day immediately preceding the Acceptance Time, and shall take (or cause to be taken) such other actions in furtherance of terminating such 401(k) Plans as Parent may reasonably require and Parent shall take all necessary and legally permissible actions to direct its or one of its Affiliate’s defined contribution plan to accept the rollover by any participant of the

Company 401(k) Plan of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from or outstanding loans under the Company 401(k) Plans.

Upon Parent’s reasonable request from time to time prior to Closing, AMAG will, during a reasonable period of time following receipt of such request (but in no event more than five business days following such request), provide Parent with the then-most recent calculations and reasonable back-up information relating to Sections 280G and 4999 of the Code relating to the Merger, including any non-compete valuations.

Nothing in the Merger Agreement is intended or should be construed to (i) be treated as an amendment to any particular Company Benefit Plan, (ii) prevent Parent from amending or terminating any benefit plans in accordance with their terms, (iii) create a right in any employee to employment with Parent, the Surviving Corporation or any Acquired Company, or (iv) create any third-party beneficiary rights in any Person with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any Acquired Company or under any benefit plan which Parent, any Acquired Company or the Surviving Corporation may maintain.

Indemnification and Insurance. The Merger Agreement provides that, for six years after the Acceptance Time, Parent shall, or shall cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance in respect of any acts, errors or omissions occurring on or before the Acceptance Time, including in respect of the Transactions, covering each such person currently covered by AMAG’s directors’ and officers’ liability insurance, fiduciary liability insurance and employment liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of the Merger Agreement; except that neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the amount the Company paid in its last full fiscal year prior to the date hereof for such insurance (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Parent shall, and shall cause the Surviving Corporation to, maintain policies of insurance that, in Parent’s and the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by AMAG prior to the Acceptance Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from any acts, errors or omissions that occurred on or before the Acceptance Time, including in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium. If such prepaid policies have been obtained prior to the Acceptance Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

From and after the Acceptance Time, the Surviving Corporation shall: (i) indemnify and hold harmless each individual who at the Acceptance Time is, or at any time prior to the Acceptance Time was, a director or officer of any Acquired Company (each an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that, if required by applicable law, the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to such indemnification, such undertaking to be unsecured, interest-free and made without reference to the Indemnified Party’s ability to repay such advances or ultimate entitlement to indemnification), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other Legal Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of any Acquired Company or otherwise in connection with any action taken or not taken at the request of any Acquired

Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Acceptance Time (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and (ii) fulfill and honor in all respects the obligations of AMAG pursuant to: (x) each indemnification agreement in effect as of the date hereof between AMAG and any Indemnified Party; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the AMAG Certificate of Incorporation or bylaws as in effect on the date of the Merger Agreement. Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six years from the Acceptance Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. If Parent or the Surviving Corporation fails to comply with the aforementioned obligations and an Indemnified Party commences a suit which results in a determination that Parent or the Surviving Corporation failed to comply with such obligation, Parent shall pay such Indemnified Party his or her costs and expenses (including reasonable fees and expenses of legal counsel) in connection with such suit, together with interest thereon at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of three hundred sixty-five days and the actual number of days elapsed, without compounding).

If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth above.

The Merger Agreement also provides that the foregoing covenants are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation with respect to such provisions shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by applicable law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification. Parent and the Surviving Corporation jointly and severally agree to pay or advance, upon written request of an Indemnified Party, all costs, fees and expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing their indemnity rights and other rights described above.

Filings. The Merger Agreement provides that each of AMAG, Parent and the Offeror shall: (i) promptly (and, with respect to any filings under the HSR Act, in no event later than the date that is five business days after the date of the Merger Agreement) use reasonable best efforts to make and effect all registrations, filings and submissions required to be made or effected by it or otherwise advisable pursuant to the HSR Act, any other applicable antitrust laws, the Exchange Act and other applicable law with respect to the Offer and the Merger; (ii) use commercially reasonable efforts to obtain all other consents and approvals required from third parties in connection with the Transactions; and (iii) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Transactions; provided, however, that in no event shall AMAG be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any person for any consent or approval required for the consummation of any of the Transactions. Each of Parent and the Offeror (A) shall promptly use its best efforts to provide all information requested by any governmental entity in connection with the Offer, the Merger or any of the other Transactions and (B) shall use its reasonable best efforts to promptly take, and to cause its Affiliates to take, all actions and steps necessary to obtain and secure the expiration or termination of any applicable waiting periods under the HSR Act or any other applicable antitrust laws and obtain any clearance or approval required to be obtained from the U.S. Federal Trade Commission, the U.S. Department of Justice, or any other Governmental Entity in connection with the Transactions as soon as possible, but in any event no later than ten business days prior to the End Date.

The Merger Agreement also provides that each party to the Merger Agreement shall: (i) give the other parties prompt written notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any governmental entity with respect to the Offer or the Merger or any of the other Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; and (iii) promptly inform the other parties of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Offer or the Merger. Each party will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding. In addition, except as may be prohibited by any governmental entity or by any law, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each party will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

Subject to the timing deadlines referenced above, in the event that any litigation or other administrative or judicial action or Legal Proceeding is commenced challenging the Offer or the Merger or any of the other Transactions and such litigation, action or Legal Proceeding seeks, or would reasonably be expected to seek, to prevent the consummation of the Offer or the Merger or the other Transactions, Parent and the Offeror shall take any and all reasonable actions to resolve any such litigation, action or Legal Proceeding and each of AMAG, Parent and the Offeror shall cooperate with each other and use its respective reasonable best efforts to contest any such litigation, action or Legal Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer or the Merger or the other Transactions.

Neither Parent nor the Offeror shall, nor shall they permit their Subsidiaries or direct or indirect related parent companies to, acquire or agree to acquire any rights, interests, assets, business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the Offer or the Merger or the other Transactions or otherwise not complying with the requirements set forth above.

Delisting. The Merger Agreement provides that the Surviving Corporation shall cause the Common Stock to be de-listed from NASDAQ and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Financing. The Financing (as defined in Section 12—“Sources and Amount of Funds”), or any alternative financing, is not a condition to the Offer or the Merger. The Merger Agreement provides that Parent, the Offeror and the Debt Financing Borrower shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter (collectively, the “Commitment Letters”), including using reasonable best efforts to (i) maintain in full force and effect the Commitment Letters, (ii) satisfy on a timely basis and in any event no later than the Closing Date all conditions applicable to Parent, the Offeror and the Debt Financing Borrower under the Debt

Commitment Letter, (iii) comply at all times with their obligations under the Commitment Letters to the extent constituting a condition to the availability of funds thereunder, (iv) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions set forth in the Debt Commitment Letter (or on other terms that, with respect to conditionality, are no less favorable to Parent, the Offeror or the Debt Financing Borrower than the terms contained in the Debt Commitment Letter), (v) enforce their rights under the Commitment Letters and (vi) consummate the Debt Financing at or prior to the Closing Date. Upon the reasonable written request of AMAG (or its counsel), Parent shall promptly (and in any event within two business days following such written request) inform AMAG and its counsel in reasonable detail of the current status of the Debt Financing and the status of Parent’s efforts to obtain the Debt Financing. Without limiting the foregoing, Parent shall promptly (and in any event within one business day following becoming aware thereof) notify AMAG in writing if at any time prior to the Closing Date Parent becomes aware of (A) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would or would reasonably be expected to give rise to any breach or default) by any party to the Debt Commitment Letter of which Parent becomes aware that would, or would reasonably be expected to, result in Debt Financing in the amount necessary to consummate the Offer, the Merger and the other Transactions, including payment of related fees, discounts and expenses (the “Required Amount”) (after taking into account the Equity Financing) not being available at Closing, (B) the receipt, on or prior to the Closing Date, of any written notice or other written communication from any financial institution and other lenders party to the Debt Commitment Letter (excluding any Parent Related Party) (the “Debt Financing Sources”) with respect to any actual breach, default, termination or repudiation by any party to the Debt Commitment Letter that would, or would reasonably be expected to, result in Debt Financing in the amount necessary to fund the Required Amount (after taking into account the Equity Financing) not being available at Closing or (C) if for any reason Parent believes in good faith that Parent or the Debt Financing Borrower will not be able to obtain on or prior to the Closing Date all or any portion of the Debt Financing in the amount necessary to fund the Required Amount (after taking into account the Equity Financing and any available cash of Parent, AMAG and their respective Subsidiaries). Upon the reasonable written request of AMAG, Parent shall promptly (and in any event within two business days following such written request) provide any information reasonably requested by AMAG relating to any circumstance referred to in clauses (A), (B) or (C) of the immediately preceding sentence.

Parent, the Offeror and the Debt Financing Borrower have agreed that they will not, without the prior written consent of AMAG, agree to or permit any termination of or amendment, restatement, amendment and restatement, supplement or modification to be made to the Commitment Letters (other than to add lenders, lead arrangers, bookrunners, syndication agents or other similar entities who had not executed the Debt Commitment Letter as of the date hereof) if such termination, amendment, restatement, amendment and restatement, supplement, modification or waiver would (A) reduce the aggregate amount of the Financing such that the aggregate amount of the Financing would be below the amount required to pay the Required Amount (after taking into account available cash of Parent, AMAG and their respective Subsidiaries), (B) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions precedent to the Financing in a manner that would reasonably be expected to materially delay or prevent the funding of the Financing (or satisfaction of the conditions to the Financing) at the Offer Closing and at the Closing or (C) adversely impact the ability of Parent, the Offeror and the Debt Financing Borrower to enforce its rights against other parties to the Commitment Letters.

In the event that the Debt Financing necessary to fund the Required Amount (after taking into account the Equity Financing and any available cash of Parent, the Company and their respective Subsidiaries) will not be available to Parent and the Debt Financing Borrower in accordance with the terms of the Debt Commitment Letter, Parent shall promptly (and in any event within one business day following the occurrence thereof) notify AMAG in writing and, prior to the termination of the Merger Agreement, use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate as promptly as practicable following the occurrence of any such financing failure event, alternative debt financing, including from alternative sources in an amount sufficient to fund the Required Amount (after taking into account the Equity Financing and any available cash of Parent, AMAG and their respective Subsidiaries) as promptly as possible following the occurrence of such event, which alternative debt financing will not include terms and conditions that are less favorable to Parent or the Debt Financing Borrower than those contained in the Debt Commitment Letter and the associated fee letter (determined after giving effect to all amendments and other modifications permitted pursuant to the “market flex” provisions of such fee letter as if such amendments and other modifications had been implemented to the maximum extent permitted thereunder).

Financing Assistance. The Merger Agreement provides that, during the period from the date of the Merger Agreement through the earlier of the Closing Date or the date of termination of the Merger Agreement, AMAG shall use reasonable best efforts to provide, and shall cause its Subsidiaries and use reasonable best efforts to cause their respective representatives to provide, in each case at Parent’s sole expense, such cooperation as may be reasonably requested in writing by Parent in connection with the arrangement of the Debt Financing. Parent agrees to indemnify, hold harmless and reimburse the Acquired Companies and their respective representatives prior to the Closing or the termination of the Merger Agreement (and thereafter, promptly upon demand and in each case directly to the applicable representative) from and for all costs, expenses, fees, losses, damages, claims, judgments, fines, penalties, interest, awards and liabilities such persons may incur in connection with the Debt Financing and the performance of their respective obligations set forth above and the provision of any information utilized in connection therewith (other than information provided by the Acquired Companies) (including reasonable and documented costs and expenses of counsel and advisors), except to the extent incurred as a result of the gross negligence or willful misconduct of any Acquired Company and its respective representatives, and Parent’s obligation in this sentence shall survive any termination or expiration of the Merger Agreement.

Convertible Notes. The Merger Agreement provides that, during the period from the date of the Merger Agreement through the earlier of the Closing Date or the date of termination of the Merger Agreement, AMAG shall take all actions required by the Indenture to be performed by AMAG as a result of the execution and delivery of the Merger Agreement and the consummation of the Transactions, including the giving of any notices that may be required in connection with the Convertible Notes and the delivery to the trustee under the Indenture of any certificates, opinions, documents or instruments required pursuant to the terms of the Indenture as reasonably determined by Parent. Following the Effective Time, Parent has agreed to cause the Surviving Corporation to take all actions required by the Indenture with respect to any Convertible Notes then outstanding. If the Offeror accepts Shares for payment pursuant to the Offer and the Merger is consummated, then, in accordance with the terms of the Indenture, the Offeror will cause the Surviving Corporation to provide a Fundamental Change Company Notice to all holders of the Convertible Notes notifying such holders of their Repurchase Right at a repurchase price equal to 100% of principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the date specified by the Surviving Corporation in the Fundamental Change Company Notice. If the Offeror accepts Shares for payment pursuant to the Offer and the Merger is consummated, the Surviving Corporation will, in accordance with the terms of the Indenture, also enter into a supplemental indenture providing that the right to convert each $1,000 principal amount of Convertible Notes shall be changed into a right to convert such principal amount of Convertible Notes into the amount of cash that a holder of Shares equal to the conversion rate immediately prior to the Merger would have been entitled to receive in the Merger, or $502.513 (with no further right to convert into shares of AMAG or any other entity).

Transaction Litigation. Pursuant to the Merger Agreement, AMAG has agreed, promptly as reasonably practicable, to notify Parent in writing of, and shall give Parent the opportunity to participate in the defense and settlement of, any Transaction Litigation. AMAG shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which AMAG shall consider in good faith.

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of AMAG, Parent and the Offeror to effect the Merger are subject to the satisfaction (or waiver) of the following conditions prior to the Effective Time:

1.	the Offeror (or Parent on the Offeror’s behalf) having accepted for payment the Common Stock validly tendered pursuant to the Offer and not withdrawn; and

2.

no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger having been issued by any governmental entity of competent jurisdiction and remain in effect, and no law having been enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Termination. The Merger Agreement provides that it may be terminated, and the Offer and the Merger may be abandoned as follows:

1.	by mutual written consent of AMAG and Parent at any time prior to the Acceptance Time;

2.	by either Parent or the Company upon prior written notice to the other:

(a)

if the Acceptance Time has not occurred by 11:59 p.m., Eastern Time, on January 28, 2021 (the “End Date”); except that the right to terminate the Merger Agreement in this event will not be available to any party (or any Affiliate of such party) whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the proximate cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before the End Date;

(b)

at any time prior to the Acceptance Time if there shall be any law (other than an Order, which is addressed below) enacted after the date of the Merger Agreement and remaining in effect that makes the acceptance for payment of, or the payment for, Common Stock tendered pursuant to the Offer or the Merger illegal or that prohibits the consummation of the Offer or the Merger, or any court of competent jurisdiction or other governmental entity shall have issued a final and non-appealable writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any governmental entity (an “Order”) or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Common Stock tendered pursuant to the Offer or the Merger or prohibiting the consummation of the Offer or the Merger, and such Order shall have become final and non-appealable; except that the right to terminate the Merger Agreement in this event will not be available to any party (or any Affiliate of such party) whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the proximate cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Order;

(c)

if the Offer (as it may have been extended in accordance with the Merger Agreement) expires as a result of the non-satisfaction of one or more Offer Conditions, or is terminated or withdrawn prior to the Acceptance Time (to the extent permitted under the terms of the Merger Agreement), without the Offeror having accepted for payment any Common Stock tendered pursuant to the Offer; except that a party will not be permitted to terminate the Merger Agreement in this event if the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer results from the failure of such party (or any Affiliate of such party) to perform any covenant required to be performed by such party (or any Affiliate of such party) at or prior to the Acceptance Time;

3.	by AMAG:

(a)

if the Offeror fails to commence the Offer on or prior to the tenth business day following the date of the Merger Agreement; except that the right to terminate the Merger Agreement in this event will not be available to AMAG if AMAG is in breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement that has been the proximate cause of, or resulted in, the Offeror’s failure to commence the Offer in accordance with the terms of the Merger Agreement;

(b)

if each of the following conditions is satisfied: (i) on the Expiration Date (disregarding any Debt Financing Extension, but, for the avoidance of doubt, after giving effect to all other extensions thereof), all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Acceptance Time, but which conditions would be capable of being satisfied if the Expiration Date were the date of AMAG’s delivery of the Company’s Notice), (ii) the Offeror shall have failed to consummate the Offer within two business days following the Expiration Date, (iii) AMAG has delivered written notice (the “Company’s Notice”) to Parent of AMAG’s intention to terminate the Merger Agreement pursuant to this provision if the Offeror fails to consummate the Offer by one minute after 11:59 p.m. Eastern Time on the fourth business day following the date of AMAG’s delivery of the Company’s Notice (or such shorter period of time as remains prior to one minute after 11:59 p.m. Eastern Time on the End Date; the shorter of such periods, the “Failure Notice Period”), (iv) the Offeror fails to consummate the Offer prior to the expiration of the Failure Notice Period and (v) at all times during the Failure Notice Period, AMAG stood ready, willing and able to consummate the Transactions;

(c)

at any time prior to the Acceptance Time, in connection with the AMAG Board making a Change in Recommendation in response to a Superior Proposal in order to enter into an Alternative Acquisition Agreement, if AMAG and the AMAG Board shall have complied in all material respects with the notice, negotiation and other requirements set forth in the Merger Agreement with respect to such Superior Proposal;

(d)

at any time prior to the Acceptance Time, if a breach in any material respect of any representation or warranty or failure to perform in any material respect any covenant or obligation contained in the Merger Agreement on the part of Parent, the Offeror or the Debt Financing Borrower shall have occurred, in each case if such breach or failure prevents or would reasonably be expected to prevent Parent, the Offeror or the Debt Financing Borrower from consummating the Offer, the Merger or any other Transactions; except that, if such a breach is curable by Parent within twenty business days of the date AMAG gives Parent written notice of such breach and Parent is continuing to use its commercially reasonable efforts to cure such breach, then AMAG may not terminate the Merger Agreement on account of such breach unless such breach shall remain uncured upon the expiration of such twenty business day period; and the Merger Agreement provides further that AMAG will not be entitled to terminate the Merger Agreement in this event if AMAG is in breach of its obligations under the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement pursuant to the provision described immediately below;

4.	by Parent:

(a)

at any time prior to the Acceptance Time, if a breach of any representation or warranty of AMAG or failure to perform any covenant or obligation contained in the Merger Agreement on the part of AMAG shall have occurred that would cause a failure of any of the Offer Conditions related to the accuracy of AMAG’s representations and warranties, AMAG’s compliance with the obligations or covenants required to be performed by it under the Merger Agreement and/or delivery of a certificate signed on behalf of AMAG by a senior executive officer of AMAG certifying satisfaction of the foregoing conditions; provided, however, that notwithstanding anything to the contrary, the covenant in relation to financing assistance shall be deemed satisfied unless (x) the Debt Financing has not been obtained primarily as a result of AMAG’s material breach of its obligations under the financing assistance covenant, (y) Parent provided to AMAG written notice of such breach within two business days of first becoming aware of such breach and (z) AMAG failed to cure such breach within four business days after such notice is received by AMAG; and if such a breach is curable by AMAG within twenty business days of the date Parent gives AMAG notice of such breach and AMAG is continuing to use commercially reasonable efforts to cure such breach, then Parent may not terminate the Merger Agreement on account of such breach unless such breach shall remain uncured upon the expiration of such twenty business day period; and the Merger Agreement provides further that Parent will not be entitled to terminate the Merger Agreement pursuant to this provision if Parent, the Offeror or the Debt Financing Borrower is in breach of its obligations under the Merger Agreement such that AMAG would be entitled to terminate the Merger Agreement pursuant to the provision described immediately above;

(b)

at any time prior to the Acceptance Time if the AMAG Board shall have effected a Change in Recommendation; except that Parent will not be permitted to terminate the Merger Agreement in this event unless the notice of termination is delivered by Parent to AMAG within five business days following the occurrence of the event giving rise to Parent’s right to terminate the Merger Agreement pursuant to this provision.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force or effect without liability of any party (or any representative of such party) to each other party thereto, except that the applicable definitions, confidentiality, expense reimbursement and indemnification provisions contained in the financing assistance covenant, and the indemnification provisions in connection with the conduct of one or more offers to purchase and (if Parent and/or the Offeror so elects) conduct of a consent solicitation with respect to the outstanding Convertible Notes, expenses and termination fees and miscellaneous provisions shall survive the termination of the Merger Agreement and shall remain in full force and effect; and (b) subject in all respects to the applicable limitations, the termination of the Merger Agreement shall not relieve any party from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by such party or such party’s equity holders (taking into consideration all relevant matters)) determined to be damages of such party arising out of its Willful and Material Breach of any provision of the Merger Agreement or any other agreement delivered in connection therewith or any fraud, subject only, with respect to any such liabilities of AMAG, to the provisions with respect to the Termination Fee (as defined below), and, with respect to any such liabilities of Parent and the Offeror, to the provisions with respect to the Parent Termination Fee (as defined below).

For purposes of the Merger Agreement, “Willful and Material Breach” means a breach that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would cause, result in or constitute a breach.

Fees and Expenses Following Termination. Except as set forth below, all fees and expenses incurred in connection with the Merger Agreement and the Offer shall be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated. The Merger Agreement provides that (i) Parent will pay all filing fees payable for filings required or otherwise made pursuant to the HSR Act or any other applicable antitrust laws, and (ii) AMAG will not be required to pay any fees or other payments to any governmental entity in connection with any filings under the HSR Act or such other filings as may be required under applicable Antitrust Laws in connection with the Merger or the other Transactions.

AMAG shall pay or cause to be paid to Parent a termination fee in the amount of $16.25 million (the “Termination Fee”) if:

1.

(A) the Merger Agreement is validly terminated by Parent or AMAG pursuant to the provision described in paragraph (2)(a) above or paragraph 2(c) above, (B) following the date of the Merger Agreement and prior to the time of the termination of the Merger Agreement, an Acquisition Proposal shall have been publicly announced (and such Acquisition Proposal shall not have been withdrawn prior to the time of the termination of the Merger Agreement) and (C) AMAG consummates an Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as 50% for these purposes within nine months after such termination or AMAG enters into a definitive agreement within nine months after such termination to effect an Acquisition Proposal, which Acquisition Proposal is subsequently consummated;

2.	the Merger Agreement is terminated by Parent pursuant to the provision described in paragraph 4(b) above; or

3.	the Merger Agreement is terminated by AMAG pursuant to pursuant to the provision described in paragraph 3(c) above.

Any Termination Fee shall be paid: (x) in the case of clause 1 above, within two business days after the consummation of the transactions contemplated by such Acquisition Proposal, (y) in the case of clause 2 above, within two business days following termination of the Merger Agreement and (z) in the case of clause 3 above, substantially concurrently with a termination of the Merger Agreement (or no later than on the next business day if such termination occurs on a day that is not a business day), by wire transfer of immediately available funds to an account designated in writing by Parent. The receipt of the Termination Fee in full shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, the Offeror, any of their respective Affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Offer and the Merger (and the abandonment thereof) or any matter forming the basis for such termination.

If AMAG so elects, Parent shall pay or cause to be paid to AMAG a termination fee of $30 million (the “Parent Termination Fee”) if the Merger Agreement is validly terminated by:

1.

AMAG, pursuant to the provision described in paragraph 3(a) or paragraph 3(d) above, and the material breach or failure to perform by Parent or the Offeror or the failure to commence the Offer within the time period specified in the Merger Agreement, as the case may be, is the primary reason for the failure of the Offer Closing or Closing to be consummated, or pursuant to the provision described in paragraph 3(b) above, or

2.

Parent, pursuant to paragraph 2(a) above and at such time AMAG could have terminated the Merger Agreement pursuant to the provision described in paragraph 3(a), paragraph 3(b), or paragraph 3(d) above.

Any Parent Termination Fee shall be paid within two business days of the date of AMAG’s termination of the Merger Agreement, by wire transfer of immediately available funds to an account designated in writing by AMAG. In the event that the Merger Agreement is terminated by AMAG because of a Debt Failure, or if AMAG elects to receive the Parent Termination Fee under other circumstances where the Parent Termination Fee is payable, the Parent Termination Fee (including, without duplication, AMAG’s right to enforce the Limited Guarantee with respect thereto, in accordance with the terms thereof, and receive the Parent Termination Fee from the Guarantors to the extent payable thereunder), shall be the sole and exclusive remedy of the Acquired Companies against the Parent Related Parties or the Debt Financing Sources Related Parties for all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform thereunder or otherwise, and upon payment of such amount, none of the Parent Related Parties or the Debt Financing Sources Related Parties shall have any further liability relating to or arising out of the Merger Agreement or the Transactions, except that Parent and the Offeror (or their Affiliates) will remain obligated with respect to, and AMAG may be entitled to remedies with respect to, the Confidentiality Agreement, expense reimbursement and indemnity provisions in connection with the financing assistance covenant and the indemnification in connection with the conduct of one or more offers to purchase and (if Parent and/or the Offeror so elects) conduct of a consent solicitation with respect to the outstanding Convertible Notes, effect of termination, and certain provisions relating to the fees and expenses. In any case where the Parent Termination Fee is or would be payable because of a Debt Failure or where AMAG otherwise elects to receive the Parent Termination Fee, the maximum aggregate liability, whether in equity or at law, in contract, in tort or otherwise, together with any payment of the Parent Termination Fee and any other payment in connection with the Merger Agreement or otherwise, of the Parent Related Parties collectively (including monetary damages for breach, whether willful, intentional, unintentional or otherwise) (i) under the Merger Agreement or any other Transaction Document, (ii) in connection with the failure of the Offer,

Merger or the other Transactions to be consummated, or (iii) in respect of any representation or warranty made or alleged to have been made in connection with the Merger Agreement or any other Transaction Documents, will not exceed under any circumstances an amount equal to (x) the Parent Termination Fee, plus (y) the amounts, if any, due and owing under the provisions with respect to indemnity in connection with the Debt Financing and the conduct of one or more offers to purchase and (if Parent and/or the Offeror so elects) conduct of a consent solicitation with respect to the outstanding Convertible Notes, indemnity in connection with the Debt Financing and interest (if any) payable with respect to the Parent Termination Fee in accordance with the provisions below, plus (z) the reimbursement of any other expenses explicitly required pursuant to the Merger Agreement (collectively, the “Maximum Liability Amount”).

For the purposes of the Merger Agreement, a “Debt Failure” means that the Debt Financing is not able to be funded in accordance with the terms of the Debt Commitment Letter primarily as a result of the non-performance of the Debt Financing Sources (other than as a result of a material breach by any of Parent, the Offeror and Debt Financing Borrower of any of their representations, warranties or covenants in relation to Debt Financing set forth in the Merger Agreement).

In the event that AMAG fails to pay the Termination Fee, or Parent fails to pay or cause to be paid the Parent Termination Fee when due, the non-breaching party shall be entitled to receive interest on such unpaid Termination Fee (in the case of Parent) or Parent Termination Fee (in the case of AMAG) commencing on the date that the Termination Fee or the Parent Termination Fee, as applicable, became due, at a rate equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of three hundred sixty-five days and the actual number of days elapsed, without compounding) and any reasonable and documented out of pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the non-breaching party in connection with enforcing its rights under this provision.

Amendment. Any provision of the Merger Agreement may be amended, modified, supplemented or waived prior to the Effective Time if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each party to the Merger Agreement (or their respective boards of directors, if required) or, in the case of a waiver, by each party against whom the waiver is to be effective (or its board of directors, if required); except that (i) following the Acceptance Time, the Merger Agreement may not be amended, modified or supplemented and (ii) certain provisions of the Merger Agreement may not be amended, modified or supplemented in any manner adverse to the Debt Financing Sources in any material respect without the prior written consent of such Debt Financing Sources.

Waiver. The Merger Agreement provides that failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies, nor will any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder. No failure on the part of any party to exercise any power, right, privilege or remedy under the Merger Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under the Merger Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of the Merger Agreement, or any power, right, privilege or remedy under the Merger Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Specific Performance. Under the Merger Agreement, the parties are entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement (including specific performance or other equitable relief to cause Parent to perform any obligations required of it to enforce its rights under the Equity Commitment Letter) in the Delaware courts and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in the Merger Agreement).

Notwithstanding the foregoing, it is explicitly agreed that the right of AMAG or any Affiliate or stockholder thereof to enforce or seek an injunction, specific performance or other equitable remedies in connection with enforcing the Parent or the Offeror’s obligation (i) to cause the Equity Financing to be funded (whether under the Merger Agreement or the Equity Commitment Letter) or (ii) to fund the Offer Price or the Merger Consideration or (iii) to cause the Acceptance Time to occur and to effect the Offer Closing and the Closing (but, for the avoidance of doubt, not the right of the Company to seek an injunction, specific performance or other equitable remedies for any other reason) will be subject to the following conditions: (A) all of the Offer Conditions have been satisfied or waived (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to the fulfillment or waiver of such Offer Conditions at the Acceptance Time), (B) the Debt Financing shall have been funded in accordance with the terms of the Debt Commitment Letter or the Debt Financing Sources shall have irrevocably confirmed in writing that the Debt Financing will be funded in accordance with the terms thereof at the Offer Closing and at the Closing if the Equity Financing is funded at the Offer Closing and at the Closing; provided, that Parent and the Offeror shall not be required to draw down the Equity Financing or consummate the Offer or the Merger, as applicable, if the Debt Financing is not in fact funded at the Offer Closing or the Closing (other than as a result of a material breach by any of Parent, the Offeror or Debt Financing Borrower of certain of their representations, warranties or covenants with respect to Financing set forth in the Merger Agreement), (C) AMAG shall have irrevocably confirmed in writing to Parent that if specific performance is granted and the Financing is funded, then it would take such actions required of it by the Merger Agreement to cause the consummation of the Offer and the Closing to occur and (D) Parent or the Offeror shall have failed to consummate the applicable Transactions within two business days after delivery of the AMAG’s irrevocable written confirmation.

Under no circumstances is AMAG, directly or indirectly, permitted or entitled to receive (1) both a grant of specific performance that results in the Closing, on the one hand, and the payment of the Parent Termination Fee and any interest thereon as and when due, on the other hand, or (2) both payment of any monetary damages whatsoever from Parent or the Offeror pursuant to an Order or settlement arising in connection with any Legal Proceeding initiated by AMAG for matters related to the Merger Agreement, on the one hand, and payment of any of the Parent Termination Fee and any interest thereon as and when due, on the other hand.

Non-Recourse. Pursuant to the Merger Agreement, each party agrees, on behalf of itself and its Related Parties, that all Legal Proceedings that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) the Merger Agreement, any of the other Transaction Documents or any of the transactions contemplated thereunder (including the Financing); (b) the negotiation, execution or performance the Merger Agreement or any of the other Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, the Merger Agreement or any of the other Transaction Documents); (c) any breach or violation of the Merger Agreement or any of the other Transaction Documents and (d) any failure of any of the transactions contemplated thereunder (including the Financing) to be consummated, in each case, may be made only against (and are those solely of) the persons that are, in the case of the Merger Agreement, expressly identified as parties thereto, and in the case of the other Transaction Documents, expressly identified as parties thereto and in accordance with, and subject to the terms and conditions of, the Merger Agreement or such Transaction Documents, as applicable. Each party also agrees, on behalf of itself and its Related Parties, that no recourse under the Merger Agreement or any of the other Transaction Documents or in connection with any of the transactions contemplated thereunder (including the Financing) will be sought or had against any other person, including any Related Party and any Debt Financing Sources Related Party, and no other person, including any Related Party and any Debt Financing Sources Related Party, will have any liabilities (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that AMAG, Parent or the Offeror, as applicable, may assert (subject to any applicable limitations set forth in the Merger Agreement) (i) against any person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement, (ii) against each Guarantor (and their legal successors and assigns of their obligations hereunder) under, and pursuant to the terms and conditions of the Limited Guarantee, (iii) against each Guarantor for specific performance of its obligation to fund its committed portions of the Equity Financing in accordance with the Equity Commitment Letter, or (iv) against AMAG, Parent, the Offeror and the Debt Financing Borrower solely in accordance with, and pursuant to the terms and conditions of, the Merger Agreement. No Parent Related Party or Debt Financing Sources Related Party will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of the Merger Agreement or any of the other Transaction Documents or any of the transactions contemplated thereunder (including the Financing), or the termination or abandonment of any of the foregoing.

The foregoing summary and description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO and which is incorporated herein by reference.

The Confidentiality Agreement. On May 29, 2020, AMAG and Parent entered into the Confidentiality Agreement, under which Parent agreed, on behalf of itself and its affiliates that might be involved in any potential transaction, to hold in confidence any non-public information concerning AMAG that AMAG might elect to provide (“Confidential Information”). As a condition to being furnished with the Confidential Information, Parent agreed that such Confidential Information will be kept by it and its representatives (which includes Management IX) confidential and will be used solely for the purpose of evaluating a possible transaction involving AMAG. The Confidentiality Agreement contains customary non-solicit, non-compete and standstill provisions for a term of one year.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

12.	Sources and Amount of Funds

The Offeror estimates that it will need approximately $498 million to purchase Shares in the Offer, to pay the Offer Price and the Merger Consideration, and to pay certain fees and expenses related to the Transactions. The Debt Financing Borrower has received a commitment from certain lenders to provide the Debt Financing Borrower with senior secured incremental term loans in an aggregate principal amount of $460 million, of which $140 million will be available to consummate the Offer and the Merger (such incremental senior secured term loans, the “Initial Incremental Term Loans”) and $320 million will be available after the Closing Date in the form of delayed draw term loans to fund the repurchase, retirement or redemption of the Convertible Notes (the “Delayed Draw Incremental Term Loans” and, together with the Initial Incremental Term Loans, the “Incremental Term Loans”). The Initial Incremental Term Loans are referred to herein as the “Debt Financing.” Funding of the Incremental Term Loans are subject to the satisfaction of certain conditions.

We do not believe our financial condition is material to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all of the issued and outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) the Offer is being made for all outstanding Shares of AMAG, (d) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares (other than Shares owned by AMAG as treasury stock, Shares owned by

Parent or the Offeror, and Shares irrevocably accepted for payment in the Offer, in each case immediately before the Effective Time (collectively, the “Excluded Shares”), and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) for cash at the same price per share as the Offer Price in the Merger and (e) we have the financial resources, including committed debt and equity financing and available cash, sufficient to finance the Offer and the Merger.

Debt Financing.

Parent has received a Debt Commitment Letter, dated as of October 1, 2020, (the “Debt Commitment Letter”), from certain lenders to provide, subject to the satisfaction (or waiver by the lenders) of the conditions set forth therein, to the Debt Financing Borrower up to $485 million of senior secured financing, comprised of the Incremental Term Loans and a $25 million incremental senior secured revolving loan facility (the proceeds of which are not expected to be used to consummate the Offer or the Merger, but which may be used by the Surviving Corporation, together with the Debt Financing Borrower’s existing $30 million revolving loan facility, for general corporate purposes after completion of the Transactions) (collectively, the “Incremental Facilities”), for the purpose of financing the Offer and the Merger, purchasing any Convertible Notes that are repurchased, retired or redeemed, paying fees and expenses in connection therewith and providing ongoing working capital and for other general corporate purposes of the Debt Financing Borrower and its subsidiaries. The Incremental Facilities will be incurred under the Debt Financing Borrower’s existing credit agreement, dated as of March 10, 2020 (the “Existing Credit Agreement”), under which the Debt Financing Borrower has previously incurred $450 million of senior secured term loans, of which $444.4 million are outstanding as of the date of this document, and which provides for a $30 million revolving loan facility (the Existing Credit Agreement as amended in connection with the consummation of the Transactions and the incurrence of the Incremental Facilities, the “Amended Credit Agreement”).

In the event that (a) the Closing Date does not occur on or before 11:59, New York City Time, on January 28, 2021, (b) the Merger Agreement is validly terminated without the consummation of the Merger having occurred, (c) the Offer lapses or is withdrawn or (d) the Merger closes without the use of the Incremental Facilities, then the Debt Commitment Letter and the commitment of the lenders with respect to the Incremental Facilities will automatically terminate, unless the lenders, in their discretion, agree to an extension. The documentation governing the Incremental Facilities has not been finalized and, accordingly, the actual terms of the Incremental Facilities may differ from those described in this document. Each of Parent and the Offeror has agreed to use its reasonable best efforts to consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter. In the event that the Debt Financing necessary to fund the Required Amount (after taking into account the Equity Financing and any available cash of Parent, AMAG and their respective Subsidiaries) becomes unavailable to Parent and the Debt Financing Borrower in accordance with the terms of the Debt Commitment Letter, Parent has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate as promptly as practicable following the occurrence of any such financing failure event, alternative debt financing, including from alternative sources in an amount sufficient to fund the Required Amount (after taking into account the Equity Financing and any available cash of Parent, AMAG and their respective Subsidiaries).

Although the Debt Financing described in this document is not subject to a due diligence or “market out” condition, such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available. There is no financing condition to the Offer.

Conditions Precedent to the Debt Financing. The availability of the Initial Incremental Term Loans is subject to, among other things:

•	consummation of the Offer and the Merger in all material respects in accordance with the Merger Agreement and this document (in each case, without giving effect to any material amendment,

modification, waiver or consent that is (in the aggregate) materially adverse to the interests of the lenders (in their capacities as such), other than with the approval of the lenders);

•

since the date of the Merger Agreement, there shall not have occurred and be continuing any event, change, effect, occurrence, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

•	absence of debt for borrowed money (other than the Debt Financing, the Convertible Notes and indebtedness permitted to remain outstanding pursuant to the Merger Agreement);

•	payment of fees and expenses required by the Debt Commitment Letter; and

•	execution and delivery of definitive documentation.

Description of Credit Facilities. The Incremental Facilities will be comprised of (i) senior secured incremental term loans in an aggregate principal amount of $460 million, consisting of the Initial Incremental Term Loans and the Delayed Draw Incremental Term Loans and (ii) a $25 million incremental senior secured revolving loan facility (the “Incremental Revolving Facility Commitments”). The Incremental Facilities will be incurred under the Amended Credit Agreement. On the Closing Date, after giving effect to the Transactions, the Amended Credit Agreement will provide for (i) $584.5 million of outstanding term loans (including the Initial Incremental Term Loans), (ii) commitments for $320 million of Delayed Draw Incremental Term Loans, which will be available after the Closing Date to fund the repurchase, retirement or redemption of the Convertible Notes and (iii) a $55 million revolving loan facility (including the Incremental Revolving Facility Commitments) (collectively, the “Credit Facilities”). The existing term loans and the Incremental Term Loans are referred to herein as the “Term Loans.”

Interest Rate. Loans under the Credit Facilities are expected to bear interest, at the Debt Financing Borrower’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case plus a spread.

Prepayments. The Debt Financing Borrower will be permitted to make voluntary prepayments with respect to the Term Loans at any time in minimum principal amounts to be agreed upon subject to certain prepayment premiums and reimbursement of the lenders’ redeployment costs in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period.

Guarantors. All obligations of the Debt Financing Borrower under the Credit Facilities and, at the option of the Debt Financing Borrower, under certain hedging agreements and cash management arrangements will be guaranteed by the direct parent of the Debt Financing Borrower and each of the existing and future direct and indirect, material wholly-owned subsidiaries of the Debt Financing Borrower organized in agreed security jurisdictions (subject to customary exceptions).

Security. The obligations of the Debt Financing Borrower and the guarantors under the Credit Facilities and under certain hedging agreements and cash management arrangements will be secured, subject to permitted liens and other agreed upon exceptions, on a first priority basis by a perfected security interest in subject to customary exceptions, substantially all of the material owned assets of the Debt Financing Borrower and each guarantor, in each case, whether owned on the Closing Date or thereafter acquired.

Other Terms. The Credit Facilities will contain certain representations and warranties and affirmative and negative covenants, including, among other things, a covenant requiring compliance with a maximum leverage ratio and covenants restricting indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The Credit Facilities will also include certain events of defaults including change of control.

This summary does not purport to be complete and is qualified in its entirety by the full text of the Debt Commitment Letter, a copy of which has been filed as Exhibit (b)(1) to Schedule TO and which is incorporated herein by reference.

Equity Financing.

Parent has received an Equity Commitment Letter, dated October 1, 2020, from the Equity Investors pursuant to which the Equity Investors have committed, severally, and not jointly, subject to the conditions of the Equity Commitment Letter, to provide equity financing (“Equity Financing” and together with the Debt Financing, the “Financing”) up to $250 million in aggregate in equity for the purpose of enabling (a) Parent to cause the Offeror to accept for payment and pay for any Shares tendered pursuant to the Offer at the Offer Closing (the “Offer Amount”) and (b) Parent to make the payments due under the Merger Agreement (the “Merger Amount”). With respect to the Offer Amount and the Merger Amount, the conditions to the Equity Investors’ funding obligation under the Equity Commitment Letter include: (a) with respect to the Offer Amount, (i) the execution and delivery of the Merger Agreement by AMAG, (ii) the satisfaction or waiver by the Offeror or Parent of the Offer Conditions, (iii) the contemporaneous acceptance for payment by the Offeror of all Shares validly tendered and not validly withdrawn pursuant to the Offer and (iv) the simultaneous closing of the Debt Financing pursuant to the terms of the Debt Commitment Letter; and (b) with respect to the Merger Amount, (i) the execution and delivery of the Merger Agreement by AMAG, (ii) the satisfaction or waiver by AMAG, the Offeror and Parent of the conditions precedent to Parent’s and the Offeror’s obligations set forth in the Merger Agreement and (iii) the simultaneous closing of the Debt Financing pursuant to the terms of the Debt Commitment Letter.

The obligations of the Equity Investors in the aggregate to fund the Commitment will terminate automatically and immediately upon the earliest to occur of: (1) the funding of the aggregate amount of the Commitment; (2) a valid termination of the Merger Agreement in accordance with its terms subject to certain exceptions; (3) the payment in full by the Equity Investors of the Guaranteed Obligations (as defined in the Limited Guarantee) under the Limited Guarantee on the terms and subject to the conditions thereof; and (4) the assertion by AMAG or any of its Affiliates or its or their respective Representatives, or certain claims against any Equity Investor and certain other related parties.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(2) to the Schedule TO and which is incorporated herein by reference.

13.	Conditions of the Offer

Capitalized terms used in this Section 13—“Conditions of the Offer,” but not defined herein have the respective meanings given to them in the Merger Agreement.

Notwithstanding any other provision of the Offer or the Merger Agreement and in addition to (and not in limitation of) the Offeror’s right to extend and amend the Offer pursuant to the Merger Agreement, the Offeror will not be required to (and Parent will not be required to cause the Offeror to) accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act) pay for any validly tendered Shares and not properly withdrawn pursuant to the Offer, and, subject to the provisions of the Merger Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer if:

•

the number of Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the General Corporation Law of the DGCL), together with any Shares then owned by the Parent and its Affiliates, do not represent at least one Share more than 50% of the sum of (x) the total number of shares of Common Stock outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of shares of Common Stock then issuable to holders of Company Options from which AMAG has received notices of exercise prior to the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of Company Options), it being understood that Company Compensatory Awards cancelled in accordance with the terms of the Merger Agreement shall not be included in such calculation, plus (z) the aggregate number of shares of Common Stock issuable to holders of Convertible Notes (as defined below) from which AMAG has received valid notices of conversion to shares of Common Stock in accordance with the terms of the Convertible Notes prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued to such exercising holders of Convertible Notes) (the “Minimum Condition”);

•	the waiting period (and any extension thereof) under the HSR Act in respect of the Transactions has not expired or been terminated (the “HSR Condition”);

•	the Merger Agreement has been terminated in accordance with its terms;

•

any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger;

•

the representations and warranties of AMAG set forth in the Merger Agreement (subject to de minimis, materiality and Company Material Adverse Effect qualifiers) are not true and correct when made and as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) (the “Representations Condition”);

•

AMAG’s not having performed or complied in all material respects with its obligations and covenants required to be performed by it under the Merger Agreement, and such failure not having been cured prior to the Expiration Date (the “Covenants Condition”);

•

since the date of the Merger Agreement, there has occurred any event, change, effect, occurrence circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (the “MAE Condition”); and

•

Parent failed to receive from AMAG a certificate, executed by a duly authorized officer thereof, to the effect that the Representations Condition, Covenants Condition and MAE Condition are continuing as of the Expiration Date.

Except for the Minimum Condition and the HSR Condition, the foregoing conditions are for the sole benefit of Parent and the Offeror and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Parent and the Offeror, in whole or in part, at any time and from time to time (other than the Minimum Condition and HSR Condition) prior to the Expiration Date. The Minimum Condition may be waived by Parent and the Offeror only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Dividends and Distributions

AMAG has not declared or paid cash dividends on the Common Stock since its initial public offering in 2010.

Under the terms of the Merger Agreement, AMAG is not permitted, without the prior written consent of Parent, to declare, set aside or pay dividends, or make any other distributions (whether in cash, stock, property or otherwise), with respect to the Shares. See Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents—The Merger Agreement—Covenants.”

15.	Certain Legal Matters; Regulatory Approvals

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and the Offeror’s review of publicly available filings by AMAG with the SEC and other information regarding AMAG, Parent and the

Offeror are not aware of any licenses or other regulatory permits which appear to be material to the business of AMAG and which might be adversely affected by the acquisition of Shares by the Offeror or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Offeror, or Parent pursuant to the Offer. In addition, except as set forth below, Parent and the Offeror are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Parent’s and the Offeror’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and the Offeror currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions. In such an event, we may not be required to purchase any Shares in the Offer. See Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents—The Merger Agreement—Termination,” Section 11—“Purpose of the Offer and Plans for AMAG; Transaction Documents—The Merger Agreement—Further Action; Reasonable Best Efforts” and Section 13—“Conditions of the Offer.”

U.S. Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied.

It is a condition to the Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by the ultimate parent entity of Parent, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC or the Antitrust Division. If within the fifteen calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Transactions would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with consent of Parent. If either the fifteen-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if the Offeror owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Offeror’s proposed acquisition of AMAG. At any time before or after the Offeror’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of the Offeror, AMAG, or any of their respective subsidiaries or affiliates, or seek other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Offeror may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer.”

The ultimate parent entity of Parent filed a Premerger Notification and Report Form on October 8, 2020. AMAG filed a Premerger Notification and Report Form on October 8, 2020.

State Takeover Laws. AMAG is incorporated under the laws of Delaware. Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” or the transaction pursuant to which such person becomes an “interested stockholder” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The AMAG Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

AMAG, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 13—“Conditions of the Offer.”

16.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment in cash in an amount equal to the “fair value” of your Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value. This value may be the same, more or less than the price that the Offeror is offering to pay you in the Offer and the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which will occur on the date on which the Offeror irrevocably accepts for purchase the Shares validly tendered in the Offer, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is October 15, 2020), deliver to AMAG at the address indicated in the Schedule 14D-9, a demand in writing for appraisal of such Shares, which demand must reasonably inform AMAG of the identity of the stockholder and that the stockholder is demanding appraisal for such Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of AMAG’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

You will not be entitled to appraisal rights unless the Merger is completed. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

17.	Fees and Expenses

The Offeror has retained the Depositary and Paying Agent and the Information Agent in connection with the Offer. Each of the Depositary and Paying Agent and the Information Agent will receive customary compensation, reimbursement for out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will upon request be reimbursed by the Offeror, upon request, for customary mailing and handling expenses incurred by them in forwarding the offering material to their clients.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

The Offeror and Parent have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning AMAG—Available Information.”

No person has been authorized to give any information or make any representation on behalf of Parent or the Offeror not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, the Offeror, AMAG or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Covis Mergerco Inc.

October 15, 2020

Schedule A

Directors and Executive Officers of

The Offeror, Parent, Management IX and Controlling Entities

1.	The Offeror

The Offeror, a Delaware corporation, was formed on September 21, 2020, solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging financing therefor. The Offeror is an indirect, wholly owned subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement. The principal office address of the Offeror for purposes of this Offer to Purchase is 250 West 55th Street, New York, New York, 25th Floor, 10019. The telephone number at the principal office for purposes of this Offer is +352 2088 1300.

Directors and Executive Officers of the Offeror

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Offeror are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Michael Porter; Director, Chief Executive Officer and President	250 West 55th Street, New York, New York, 25th Floor, 10019 United States

Mr. Porter is the CEO of Covis Pharma. Previously he was COO of Covis Pharma S.à r.l., where he was responsible for the partial monetization of the business for $1.2 billion. He has over twenty years of private equity experience. Prior to Covis, Mr. Porter was with Cerberus Capital Management where he was a Senior Operating Executive.

He was previously with another large distressed private equity fund and began his career at AlixPartners in their Turnaround and Performance Improvement Group.

Mr. Porter received his MBA from Columbia Business School with a concentration in Finance via the accelerated program. In addition, he studied International Business at Senshu University in Kawasaki, Japan.

Ozgur Kilic, Chief Financial Officer	250 West 55th Street, New York, New York, 25th Floor, 10019 Turkish

Mr. Kilic is the Global CFO of Covis Pharma. Previously Mr. Kilic was the CFO of Vertice Pharma, a specialty generic pharma company in the U.S., backed by Warburg Pincus. Mr. Kilic brings over seventeen years of healthcare finance experience ranging from branded and generic pharmaceuticals to vaccines and medical devices both in the U.S. and Europe.

Prior to Vertice, Mr. Kilic spent fourteen years at Novartis in progressive Finance roles including Country and Region CFO roles in Switzerland, U.K.,

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History

Italy and the U.S. He has significant experience in partnering with commercial, manufacturing, R&D and BD&L / M&A teams at operational and strategical level to drive business results.

Mr. Kilic received his B.A. in Business Administration from Koç University in Turkey, MBA in Finance and Investment with distinction from Stuttgart Institute of Management Technology (SIMT), Germany and Executive Education in Finance from Harvard Business School. Mr. Kilic is a Chartered Management Accountant (CIMA UK).

Francesco Tallarico, General Counsel, Secretary	250 West 55th Street, New York, New York, 25th Floor, 10019 Canadian

Mr. Tallarico is the General Counsel and Group Corporate Secretary of Covis Pharma.

Prior to joining Covis, Mr. Tallarico served as the Chief Legal Officer and Corporate Secretary at The Flowr Corporation, a federally licensed global cannabis producer listed on the TSX-V. At Flowr, Mr. Tallarico managed all aspects of the legal and regulatory function of the company, including having led the company’s M&A and corporate finance transactions valued at over CAD$340 million.

Prior to Flowr, Mr. Tallarico served as the Chief Legal Officer and Corporate Secretary at Concordia International Corp. (now Advanz Pharma), a global specialty pharmaceutical company previously listed on the TSX and NASDAQ. At Concordia, Mr. Tallarico led the global legal and compliance functions, including having led Concordia’s M&A transactions valued at over USD$4.5 billion and corporate restructuring that resulted in Concordia reducing its debt by approximately USD$2.4 billion. Before joining Concordia, Mr. Tallarico practiced law in Toronto at Fasken Martineau DuMoulin LLP, specializing in corporate finance, M&A and securities matters.

Mr. Tallarico received his Bachelor of Arts from the University of Toronto and his Juris Doctor from the University of Windsor.

2.	Parent

Parent is a Luxembourg private limited liability company, which was incorporated on August 10, 2018. Parent and its affiliates engaged in no business activities until it acquired Covis Pharma B.V. and Covis Pharma Europe B.V. on March 10, 2020. Parent is controlled by certain equity funds managed by Management IX. The principal office address of Parent is 2, avenue Charles de Gaulle L-1653 Luxembourg, Grand Duchy of Luxembourg. The telephone number at the principal office is +352 2088 1300.

Directors and Executive Officers of Parent

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Michael Porter; Class A Manager	250 West 55th Street, New York, New York, 25th Floor, 10019 United States

Mr. Porter is the CEO of Covis Pharma. Previously he was COO of Covis Pharma S.à r.l., where he was responsible for the partial monetization of the business for $1.2 billion. He has over twenty years of private equity experience. Prior to Covis, Mr. Porter was with Cerberus Capital Management where he was a Senior Operating Executive.

He was previously with another large distressed private equity fund and began his career at AlixPartners in their Turnaround and Performance Improvement Group.

Mr. Porter received his MBA from Columbia Business School with a concentration in Finance via the accelerated program. In addition, he studied International Business at Senshu University in Kawasaki, Japan.

Michael Saffer, Class A Manager	c/o Apollo Management International LLP, 25 St George St, Mayfair, London W1S 1FS, United Kingdom British citizen

Mr. Saffer is a Principal in the London Private Equity team at Apollo, having joined in 2015. Since he joined Apollo, Mr. Saffer has been involved in various private equity transactions, including OLB, Catalina, Aspen, Gamenet and Covis.

Mr. Saffer currently serves on the board of directors of Aspen, Gamenet and Parent. Previously, Mr. Saffer was a member of the M&A group at Credit Suisse based in London.

Mr. Saffer graduated from the University of Nottingham with a BSc in Economics.

Rajiv De Silva, Class A Manager	250 West 55th Street, New York, New York, 25th Floor, 10019 United States

Mr. Rajiv De Silva is the Managing Partner of Asiri Advisors, a firm focused on advising private equity, and other corporate and financial institutions on the biopharmaceutical sector. He has broad international experience, having managed businesses in the United States, Europe, Canada, Latin America, Asia, South Africa and Australia.

He was President, Chief Executive Officer and Director of Endo International, Plc, a publicly traded multinational pharmaceutical company, from 2013 to 2016. Prior to joining Endo, he served as the President of Valeant Pharmaceuticals International, Inc. from

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History

2010 to 2013 and served as its Chief Operating Officer, Specialty Pharmaceuticals from 2009 to 2013. Prior to joining Valeant, Mr. De Silva held various leadership positions with Novartis AG. He served as President of Novartis Vaccines USA and Head, Vaccines of the Americas at Novartis. Mr. De Silva also served as President of Novartis Pharmaceuticals Canada. He originally joined Novartis as Global Head of Strategic Planning for Novartis Pharma AG in Basel, Switzerland. Prior to his time at Novartis, Mr. De Silva was a Partner at McKinsey & Company and served as a member of the leadership group of its Pharmaceuticals and Medical Products Practice. Mr. De Silva was a Director of AMAG Pharmaceuticals, Inc. from 2012 to 2013. He served on the Board of Rx&D, the Canadian Pharmaceutical Association from 2005 to 2007, was a member of the Board of Trustees of The Kent Place School in Summit, NJ, and is currently a member of the Board of Trustees and Treasurer of The Gill St. Bernard’s School in Gladstone, NJ.

Mr. Rajiv holds a BSE, Honors from Princeton University, an MS from Stanford University and an MBA with Distinction from the Wharton School at the University of Pennsylvania.

Mr. Gaëtan Dumont, Class B Manager	11 Rue des Trois Cantons, L-8399 Windhof, Grand Duchy of Luxembourg Belgian	Mr. Dumont is an Apollo Advisor in Luxembourg who also founded The Square Finance, a privately owned advisory company focused on providing corporate finance, treasury, compliance, risk management, corporate governance, process and internal organizational services to clients. Mr. Dumont also serves as a professional independent director and is certified from various risk management organizations and was the Treasury Manager of the Year in 2016 in the Luxembourg Finance Awards. Mr. Dumont is a member of ILA (Luxembourg Directors Institute) and Board member of ATEL (corporate treasurers). Mr. Dumont has requisite pharma experience as a board member of the Lux board of the UCB group. Mr. Dumont has an Engineer degree from HEC Liege University.

Mr. Xavier Rouviere, Class B Manager	15, Boulevard F.W. Raiffeisen, L-2411 Luxembourg French

Mr. Rouviere is Senior Legal Manager at Alter Domus Luxembourg.

Mr. Rouviere joined Alter Domus in October 2016 as Legal Manager. He operates as a Team Leader in Private Equity & Infrastructure at Alter Domus Luxembourg.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History

Mr. Rouviere also sits on the board of several Luxembourg entities investing directly or indirectly in private equity and distressed debt. He is regularly involved in complex transactions such as acquisitions, group refinancing, exit processes and cash repatriation.

Mr. Rouviere has thirteen years of professional experience in the financial sector. Before joining Alter Domus, he was managing the company administration team at J.P. Morgan Bank Luxembourg, dealing mainly with UCITS and regulated alternative investment vehicles.

Mr. Rouviere holds a Degree in Law from the University of Nancy and a Degree in Management from the University of Metz.

Mr. Ibrahim Jabri, Class B Manager	15, Boulevard F.W. Raiffeisen, L-2411 Luxembourg Belgium

Mr. Jabri is a Private Equity & Infrastructure Director at Alter Domus Luxembourg

Mr. Jabri joined Alter Domus in December 2014. He operates as a Team Leader in Private Equity & Infrastructure at Alter Domus Luxembourg.

Together with his team, he ensures the administration of his clients’ companies are under control in all aspects including financial reporting, tax and legal compliance, from set-up to exit stage. Mr. Jabri further serves as board member of Luxembourg companies for multinationals and Private Equity firms.

Before joining Alter Domus, Mr. Jabri worked six years at PWC Luxembourg, first in the audit department, then as tax and accounting expert with focus on private equity and real estate groups. He then worked a couple of years in Capita Fiduciary Group before joining Alter Domus.

Mr. Jabri holds a degree in Business Administration from UCL Mons, Belgium. He is also a member of the Luxembourg Ordre des Experts Comptables (Luxembourg chartered accountant).

Mr. Bruno Bagnouls, Class B Manager	15, Boulevard F.W. Raiffeisen, L-2411 Luxembourg French	Mr. Bagnouls is Group Head of Sales and Relationship Management and Group Head of Products and Innovation.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History

Mr. Bagnouls joined Alter Domus in May 2019, and oversees the management and growth of the Group’s product and service offering, as well as the development and implementation of new products and innovation to our offering together with the Group’s Sales and Relationship Management arm.

Previously Mr. Bagnouls was Global Head of Private Equity and Real Estate at TMF Group, where he acquired extensive experience in the implementation, management, accounting and administration of private equity and real assets funds and SPVs. Prior to this, Mr. Bagnouls was Head of Corporate Services at Alter Domus for fifteen years.

Mr. Bagnouls has a degree in Business Studies from IPAG (Ecole supérieure de commerce) in Paris and in French Accounting (D.E.C.F, Diplôme d’Etudes Comptables et Financières).

3.	Management IX

Management IX is a Delaware limited partnership that serves as the investment manager of Apollo Investment Fund IX, L.P. and other Apollo investment funds. The general partner of Management IX is AIF IX Management, LLC (“AIF IX LLC”). Apollo Management, L.P. (“Apollo LP”) is the sole member of AIF IX LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo LP. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP,” and together with Management IX, AIF IX LLC, Apollo LP, Management GP and Management Holdings, the “Apollo Management Entities”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers of Management Holdings GP. The principal office address of each of the Apollo Management Entities is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

The principal business of Management IX is managing the Equity Investors and other Apollo investment funds. The principal business of AIF IX LLC is serving as the general partner of Management IX. The principal business of Apollo LP is serving as the sole member and manager of AIF IX LP and other Apollo Management Entities. The principal business of Management GP is serving as the general partner of Apollo LP. The principal business of Management Holdings is serving as the sole member and manager of Management GP and other Apollo Management Entities. The principal business of Management Holdings GP is serving as the general partner of Management Holdings LP.

Managers and Principal Executive Officers of Management Holdings GP

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the managers and principal executive officers of Management Holdings GP are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Leon Black	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Black is the Chairman of the board of directors and Chief Executive Officer of Apollo and a Managing Partner of Apollo Management, L.P. In 1990, Mr. Black founded Apollo Management, L.P. and Lion Advisors, L.P. to manage investment capital on behalf of a group of institutional investors, focusing on corporate restructuring, leveraged buyouts and taking minority positions in growth-oriented companies. From 1977 to 1990, Mr. Black worked at Drexel Burnham Lambert Incorporated, where he served as a Managing Director, head of the Mergers & Acquisitions Group, and co-head of the Corporate Finance Department. Mr. Black previously served on the boards of directors of the general partner of AAA and of Sirius XM Radio Inc. Mr. Black is a Co-Chairman of The Museum of Modern Art and a trustee of The Mount Sinai Medical Center and The Asia Society. He is a Director of Melanoma Research Alliance. He is also a member of The Council on Foreign Relations and The Partnership for New York City. He is also a member of the board of directors of FasterCures. Mr. Black graduated summa cum laude from Dartmouth College in 1973 with a major in Philosophy and History and received an MBA from Harvard Business School in 1975.

Joshua Harris	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Harris is a Senior Managing Director and a member of the board of directors of Apollo and a Managing Partner of Apollo Management, L.P., which he co-founded in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions group of Drexel Burnham Lambert Incorporated. Mr. Harris is a member of the Federal Reserve Bank of New York’s Investor Advisory Committee on Financial Markets and the Council of Foreign Relations. He is a Managing Partner of the Philadelphia 76ers, Chairman of the Board and Managing Member of the New Jersey Devils, a General Partner of the Crystal Palace Football Club and a member of the Board of Governors of the National Basketball Association. Mr. Harris also serves on the Board of Trustees of Mount Sinai Medical Center, Harvard Business School and the Wharton School at the University of Pennsylvania.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and Employment History
Mr. Harris has previously served on the board of directors of Berry Plastics Group Inc., EP Energy Corporation, EPE Acquisition, LLC, CEVA Logistics, Constellium N.V., and LyondellBasell Industries B.V. Mr. Harris graduated summa cum laude and Beta Gamma Sigma from the University of Pennsylvania’s Wharton School of Business with a B.S. in Economics and received his M.B.A. from the Harvard Business School, where he graduated as a Baker and Loeb Scholar.

Marc Rowan	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen

Mr. Rowan is a Senior Managing Director and member of the board of directors of Apollo and a Managing Partner of Apollo Management, L.P., which he co-founded in 1990. Prior to 1990, Mr. Rowan was a member of the Mergers & Acquisitions Group of Drexel Burnham Lambert Incorporated, with responsibilities in high yield financing, transaction idea generation and merger structure negotiation. Mr. Rowan currently serves on the boards of directors of, inter alia, Athene Holding Ltd, Athora Holding Ltd. and VA Capital. He has previously served on the boards of directors of, inter alia, the general partner of AAA, AMC Entertainment, Inc., Beats Music, Cablecom GmbH, Cannondale Bicycle Corp., Caesars Acquisition Co., Caesars Entertainment Corporation, Caesars Entertainment Operating Co., Culligan Water Technologies, Inc., Countrywide Holdings Limited, Furniture Brands International Inc., Mobile Satellite Ventures, LLC, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., the New York City Police Foundation, Norwegian Cruise Lines, Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc.

Mr. Rowan is also active in charitable activities. He is a founding member and Chairman of the Youth Renewal Fund, is Chair of the Board of Overseers of the University of Pennsylvania’s Wharton School of Business and is a member of the Board of Trustees of the University of Pennsylvania. Mr. Rowan also serves on the boards of directors of Jerusalem U, Tapd, Inc. and Penthera Partners, Inc. Mr. Rowan graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a B.S. and an M.B.A. in Finance.

The Depositary and Paying Agent for the Offer is:

If delivering by hand, express mail, courier or any other expedited service:	If delivering by mail:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

The Information Agent for the Offer is:

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (844) 343-2621

Email: info@okapipartners.com